SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

SEMI-ANNUAL REPORT

(From January 1, 2017 to June 30, 2017)

THIS IS A TRANSLATION OF THE SEMI-ANNUAL REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “H1” OF A FISCAL YEAR ARE REFERENCES TO THE SIX MONTH PERIOD ENDED JUNE 30 OF SUCH FISCAL YEAR.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

Attachment: 1. Financial Statements in accordance with K-IFRS

1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Domestic credit rating

(1)	Corporate bonds

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Corporate bonds	April 2015	AA	NICE Information Service Co., Ltd. (AAA ~ D)
June 2016
September 2016
May 2017
	April 2015	AA	Korea Investors Service, Inc. (AAA ~ D)
April 2016
May 2017
	May 2015	AA	Korea Ratings Corporation (AAA ~ D)
April 2016
September 2016
May 2017

(1)	Domestic corporate bond credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition

Corporate bonds	AAA	Strongest capacity for timely repayment.
	AA+/AA/AA-	Very strong capacity for timely repayment. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category
	A+/A/A-	Strong capacity for timely repayment. This capacity may, nevertheless, be more vulnerable to adverse changes in circumstances or in economic conditions than is the case for higher rating categories.
	BBB+/BBB/BBB-	Capacity for timely repayment is adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity.
	BB+/BB/BB-	Capacity for timely repayment is currently adequate, but that there are some speculative characteristics that make the repayment uncertain over time.
	B+/B/B-	Lack of adequate capacity for repayment and speculative characteristics. Interest payment in time of unfavorable economic conditions is uncertain.
	CCC	Lack of capacity for even current repayment and high risk of default.
	CC	Greater uncertainties than higher ratings.
	C	High credit risk and lack of capacity for timely repayment.
	D	Insolvency.

(2)	Commercial paper

Subject instrument	Month of rating	Credit rating(1)	Rating agency (Rating range)
Commercial paper	October 2015	A1	Korea Investors Service, Inc. (A1 ~ D)
	October 2015	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	June 2016	A1	Korea Ratings Corporation (A1 ~ D)
	June 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	NICE Information Service Co., Ltd. (A1 ~ D)
	September 2016	A1	Korea Ratings Corporation (A1 ~ D)
	May 2017	A1	Korea Investors Service, Inc. (A1 ~ D)
	May 2017	A1	Korea Ratings Corporation (A1 ~ D)

(2)	Domestic commercial paper credit ratings are generally defined to indicate the following:

Subject instrument	Credit rating	Definition
Commercial paper	A1	Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by any reasonably foreseeable changes in external factors.
	A2	Strong capacity for timely repayment with very low investment risk. This capacity may, nevertheless, be slightly inferior than is the case for the highest rating category.
	A3	Capacity for timely repayment is adequate with low investment risk. This capacity may, nevertheless, be somewhat influenced by sudden changes in external factors.
	B	Capacity for timely repayment is acknowledged, but there are some speculative characteristics.
	C	Capacity for timely repayment is questionable.
	D	Insolvency.

‘+’ or ‘-’ modifier can be attached to ratings A2 through B to differentiate ratings within broader rating categories.

C.	Capitalization

(1)	Change in capital stock (as of June 30, 2017)

There were no changes to our issued capital stock during the semi-annual reporting period ended June 30, 2017.

(2)	Convertible bonds

Not applicable.

D.	Voting rights (as of June 30, 2017)

(Unit: share)
Description		Number of shares
A. Total number of shares issued(1):	Common shares(1)	357,815,700

	Preferred shares	—

B. Shares without voting rights:	Common shares	—
	Preferred shares	—
C. Shares subject to restrictions on voting rights pursuant to our articles of incorporation:	Common shares	—
	Preferred shares	—
D. Shares subject to restrictions on voting rights pursuant to regulations:	Common shares	—
	Preferred shares	—
E. Shares with restored voting rights:	Common shares	—
	Preferred shares	—

Total number of issued shares with voting rights (=A – B – C – D + E):	Common shares	357,815,700

	Preferred shares	—

(3)	Authorized: 500,000,000 shares

E.	Dividends

Dividends for the three most recent fiscal years

Description (unit)		2017 H1	2016	2015
Par value (Won)		5,000	5,000	5,000
Profit for the period (million Won)(1)		1,323,790	906,713	966,553
Earnings per share (Won)(2)		3,700	2,534	2,701

Total cash dividend amount for the period (million Won)		—	178,908	178,908

Total stock dividend amount for the period (million Won)		—	—	—

Cash dividend payout ratio (%)(3)		—	19.73%	18.51%
Cash dividend yield (%)(4)	Common shares	—	1.58%	1.97%
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	500	500
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(4)	Based on profit for the period attributable to the owners of the controlling company.
(5)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(6)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the period attributable to the owners of the controlling company.
(7)	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as TFT-LCD and OLED.

As of June 30, 2017, in order to support our business activities, we operated TFT-LCD and OLED production and research facilities in Paju and Gumi in Korea, and we have also established subsidiaries in the Americas, Europe and Asia.

As of June 30, 2017, our business consisted of the manufacture and sale of display and display related products utilizing TFT-LCD, OLED and other technologies under a single reporting business segment.

2017 H1 consolidated operating results highlights

(Unit: In billions of Won)
2017 H1	Display business
Sales Revenue	13,691
Gross Profit	3,233
Operating Profit	1,831

B.	Industry

(1)	Industry characteristics and growth potential

•	The entry barriers to manufacture display panels are relatively high due to the technology and capital intensive nature of the mass manufacturing process that is required to achieve economies of scale, among other factors.

•	While growth in the market for displays used in notebook computer, monitor and other traditional IT products has stagnated or declined, the market for small- and medium-sized displays (including those used in smartphones) in the rapidly evolving IT environment has shown steady growth. The display market for televisions has also shown steady growth mainly due to growing demand from developing countries as well as from consumers in general for larger sized display panels. As for displays used in industrial, automobile and other value added products, we expect to see growth in these markets.

(2)	Cyclicality

•	The display panel business is highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•	Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(3)	Market conditions

•	Overall, while there have been some variations in rates of production capacity growth among individual display panel manufacturers, display panel manufacturers have generally slowed their respective rates of production capacity growth since 2011 due to a slowdown in growth of the display panel industry.

•	Most display panel manufacturers are located in Asia.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, Panasonic LCD, etc.

d.	China: BOE, CSOT, CEC Panda, etc.

(4)	Market shares

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2017 H1	2016	2015
Panels for Televisions(1)	29.2%	28.2%	25.4%
Panels for Monitors	34.1%	36.6%	39.0%
Panels for Notebook Computers	21.7%	27.8%	27.3%
Panels for Tablet Computers	30.9%	24.1%	22.5%

Total	29.2%	29.4%	27.7%

Source: Large-Area Display Market Tracker (IHS Technology)

(8)	Includes panels for public displays.

(5)	Competitiveness

•	Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, timely investments, adaptable production capabilities, development of new and premium products through technological advances, competitive production costs, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•	A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•	Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•	As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with OLED, IPS, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED 3D panels for televisions in January 2013, we have supplied ultra-high definition (“Ultra HD”) OLED panels for televisions, flexible plastic OLED panels for smartphones, round OLED panels for wearable devices among others and have shown that we are technologically a step ahead of the competition. With respect to TFT-LCD panels, we are leading the market with our differentiated products with IPS technology, such as our ultra-large and high definition Ultra HD television panels and 21:9 screen aspect ratio ultra-wide IPS curved monitors, and have prepared our production facilities to produce products with in-TOUCH technology.

•	Moreover, we entered into long-term sales contracts with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities that may arise in the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)
Business area	Sales type	Items (Market)	Usage	Major trademark	Sales in 2017 H1 (%)
Display	Product/ Service/ Other sales	Display panel (Overseas(1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	12,686 (92.7%)
		Display panel (Korea(1))	Panels for notebook computers, monitors, televisions, smartphones, tablets, etc.	LG Display	1,005 (7.3%)

Total					13,691 (100.0%)

- Period: January 1, 2017 ~ June 30, 2017.

(9)	Based on ship-to-party.

B.	Average selling price trend of major products

The average selling price of LCD panels per square meter of net display area shipped in the second quarter of 2017 decreased by approximately 6%p compared to the first quarter of 2017, largely as a result of a comparative decrease in the shipment of small- and medium-sized panels, which generally have higher selling prices per square meter of net display area compared to other panels, while average selling prices of LCD panels exhibited varying trends according to demand by product category. There is no assurance that the average selling prices of LCD panels will not fluctuate in the future due to changes in market conditions.

	(Unit: US$ / m2)
Description	2017 Q2	2017 Q1	2016 Q4	2016 Q3
Display panel(1)(2)	574	608	642	555

(10)	Quarterly average selling price per square meter of net display area shipped.
(11)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

			(Unit: In billions of Won, except percentages)
Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	Backlights	Display panel manufacturing	1,386	20.7%	HeeSung Electronics, etc.
		Polarizers		1,042	15.6%	LG Chem, etc.
		Glass		707	10.6%	NEG, Asahi Glass, etc.
		Printed circuit boards		809	12.1%	Korea SMT, etc.
		Others		2,742	41.0%

Total				6,686	100.0%

- Period: January 1, 2017 ~ June 30, 2017.

(12)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2017 H1(1)	2016(2)	2015(2)
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	4,867	9,906	9,781

(13)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the period multiplied by the number of months in the period (i.e., 6 months).
(14)	Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months).

(2)	Production output

The table below sets forth the production output of our Gumi, Paju, Guangzhou and Ochang facilities in the periods indicated.

			(Unit: 1,000 glass sheets)
Business area	Items	Location of facilities	2017 H1	2016	2015
Display	Display panel	Gumi, Paju, Guangzhou, Ochang	4,456	8,996	8,609

- Based on glass input substrate size for eighth generation glass sheets.

B.	Production performance and utilization ratio

		(Unit: Hours, except percentages)
Production facilities	Available working hours in 2017 H1	Actual working hours in 2017 H1	Average utilization ratio
Gumi	4,344(1) (181 days)(2)	4,132(1) (172 days)(2)	95.1%
Paju	4,344(1) (181 days)(2)	4,344 (1) (181 days)(2)	100.0%
Guangzhou	4,344(1) (181 days)(2)	4,344(1) (181 days)(2)	100.0%
Ochang	4,344(1) (181 days)(2)	3,744 (1) (156 days)(2)	86.2%

(15)	Based on the assumption that all 24 hours in a day have been fully utilized.
(16)	Number of days is calculated by averaging the number of working days for each facility.

C.	Investment plan

In 2016, our total capital expenditures on a cash out basis was ~~W~~3.7 trillion. In 2017, we plan to continue capital expenditures to lead the market for OLED panels, prepare for mass production of future display products and respond to increases in demand for large-sized panels.

5.	Sales

A.	Sales performance

				(Unit: In billions of Won)
Business area	Sales types	Items (Market)		2017 H1	2016	2015
Display	Products, etc.	Display panel	Overseas(1)	12,686	24,679	26,166
			Korea(1)	1,005	1,825	2,218
			Total	13,691	26,504	28,384

(17)	Based on ship-to-party.

B.	Sales route and sales method

(1)	Sales organization

•	As of June 30, 2017, each of our television, IT, mobile and OLED businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

(2)	Sales route

Sales of our products take place through one of the following two routes:

•	LG Display HQ and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

•	LG Display HQ and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

(3)	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels.

(4)	Sales strategy

•	As part of our sales strategy, we have secured stable sales to major personal computer manufacturers and leading consumer electronics manufacturers globally, led the television market with our OLED and other market leading television panels, increased the proportion of sales of our differentiated television panels, such as our Ultra HD and large television panels, in our product mix and strengthened sales of high-resolution, IPS, narrow bezel and other high-end display panels in the monitor, notebook computer and tablet markets.

•	In the smartphone, commercial (including interactive whiteboards and video wall displays), industrial products (including aviation and medical equipment) and automobile displays segment, we have continued to build a strong and diversified business portfolio by expanding our business with customers with a global reach on the strength of our differentiated products applying IPS, plastic OLED, high-resolution, high-reliability, Super Narrow bezel, in-TOUCH and other technologies.

(5)	Purchase orders

•	Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•	Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6.	Market Risks and Risk Management

A.	Market risks

The display industry continues to experience continued declines in the average selling prices of TFT-LCD and OLED panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The display industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel manufacturers in Korea, Taiwan, China and Japan coupled with changes in the production mix of such manufacturers.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, timely investments, adaptable production capabilities, utilization of differentiated technologies in product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our foreign currency denominated purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Seeking to achieve stable management, we take every precaution in our foreign currency risk management to minimize the risk of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

B.	Risk management

As the average selling prices of TFT-LCD and OLED panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we continually monitor our currency position and risk, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts.

7.	Derivative Contracts

A.	Currency risks

•	We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Japanese Yen and the Chinese Yuan.

•	Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•	In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances.

•	During the first six months of 2017, we entered into an aggregate of US$100 million in Won/US$ forward foreign exchange contracts with Shinhan Bank and HSBC, which contracts were subsequently settled on June 26, 2017. As of June 30, 2017, there are no outstanding amounts to be settled under our foreign currency derivative instruments.

We recognized a gain on valuation of derivative instruments in the amount of ~~W~~3,106 million with respect to foreign exchange derivative instruments held during the first six months of 2017.

B.	Interest rate risks

•	Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•	As of June 30, 2017, we have entered into an aggregate of ~~W~~350 billion in interest rate swap agreements with Shinhan Bank and NongHyup Bank, for which we have not applied hedge accounting.

We recognized a gain on valuation of derivative instruments in the amount of ~~W~~255 million with respect to interest rate derivative instruments held during the first six months of 2017.

8.	Major contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing agreement	Semiconductor Energy Laboratory	October 2005 ~	Patent licensing of LCD and OLED related technology
	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
Technology licensing/supply agreement	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2022	Patent cross-licensing of OLED related technology

9.	Research & Development

A.	Summary of R&D-related expenditures

		(Unit: In millions of Won, except percentages)
	Items	2017 H1	2016	2015
	Material Cost	308,130	677,423	679,603
	Labor Cost	320,295	479,650	510,455
	Depreciation Expense	145,408	136,826	196,799
	Others	137,407	129,348	159,983

	Total R&D-Related Expenditures	911,240	1,423,247	1,546,840

	Selling & Administrative Expenses	442,750	880,794	995,336
Accounting Treatment(1)	Manufacturing Cost	325,770	220,165	324,437
	Development Cost (Intangible Assets)	142,720	322,288	227,067

	R&D-Related Expenditures / Revenue Ratio (Total R&D-Related Expenditures ÷ Revenue for the period × 100)	6.7%	5.4%	5.4%

(18)	For accounting treatment purposes, selling & administrative expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

B.	R&D achievements

Achievements in 2015

(1)	Developed the world’s narrowest, at the time, module bezel (0.7mm) LTPS smartphone display (5.3-inch FHD in-TOUCH)

•	Developed the world’s first FHD in-TOUCH display (LTPS 5.3-inch FHD) applying the “Neo Edge” module process (new manufacturing technology) in January 2015

•	Set-up glue & laser cutting process, 0.6mm panel bezel (L/R)

(2)	Developed the world’s first QHD in-TOUCH LTPS smartphone display (5.5-inch QHD)

•	Developed LTPS 5.5-inch QHD display applying LG Display’s new capacitive type in-cell touch technology with “all points sensing” in March 2015; luminance: 500nit, contrast ratio: 1500:1(using photo alignment & negative LC), 0.95mm panel bezel (L/R)

•	Delivered differentiated value proposition based on touch performance, simplified SCM process and competitive cost innovation

(3)	Developed the world’s narrowest, at the time, bezel videowall product (49-inch FHD)

•	Developed the world’s narrowest bezel videowall product (bezel to bezel 3.5mm)

•	Optimized sizing of panel PAD and mechanical bezel

(4)	Developed 43-inch Ultra HD slim and light LED television product

•	Achieved LCD module thickness of 8.4mm

•	Reduced thickness through publication of set LCM parts (back cover and middle cabinet)

(5)	Developed the world’s first Ultra HD OLED television product (55-inch, 65-inch and 77-inch Ultra HD)

•	Developed the world’s first Ultra HD television product lineup

(6)	Developed the world’s first Ultra HD television product applying DRD technology (55-inch, 49-inch and 43-inch Ultra HD)

•	World’s first application of Ultra HD DRD technology based on an RGBW(M+) pixel structure

•	Utilized RGBW(M+) technology to optimize picture quality (high definition, high luminance, low energy consumption and High Dynamic Range (“HDR”))

(7)	Developed Ultra HD asymmetric RGBW(M+) structure product (15.6-inch)

•	Improved panel transmittance, lowered energy consumption and enhanced outdoor visibility compared to previous models

(8)	Developed the world’s first “second display” LTPS smartphone product (5.7-inch QHD+)

•	Delivered differentiated set design through the realization of a second display by applying a panel exterior manufacturing process

•	Developed panel and instrumental optics technology for the independent operation of main display and second display

•	Developed advanced power consumption technology for the realization of “Always On Display” functionality for the second display

(9)	Developed the world’s first four-sided borderless monitor product (23.8-inch FHD and 27-inch QHD)

•	Developed the world’s first four-sided borderless design LCD module

•	Improved design by reducing lower bezel size from 12.6mm to 6.15mm (23.8-inch FHD)

(10)	Developed the world’s first in-TOUCH notebook product (15.6-inch and 14-inch FHD)

•	Improved touch functionality and cost competitiveness through world’s first application of in-TOUCH technology on notebook products

•	Simplified customer supply chain management by providing “touch” total solution

(11)	Developed the world’s first 15.6-inch FHD notebook narrow bezel (2.9mm) product

•	Ultra-light and narrow concept project for 15.6-inch line extension to LG Electronics’ 13.3-inch and 14-inch Gram products

•	Delivered differentiated design utilizing 2.9mm bezels (Top/L/R)

•	Ultra slim and light design (225g, 2.3t)

(12)	Developed 1900R curved monitor product (34-inch, 21:9 screen aspect ratio)

•	Strengthened product competitiveness by improving the curvature radius of 21:9 screen aspect ratio monitors (3800 reduced to 1900R)

•	Applied 0.25T etching to address looseness and backlight bleeding attributable to curved screen

•	Applied COT structure to enhance panel transmittance and address color mixing defects

(13)	Developed the world’s first four-sided borderless 55-inch Ultra HD LED television product

•	Developed panel reverse structure in order to deliver a four-sided borderless product

(14)	Developed the world’s first a-Si 98-inch Quad Ultra HD 120Hz television product

•	Developed the world’s first drive technology for a-Si based extra-large 8K 120Hz panels

(15)	Developed the world’s first 65-inch 8K M+ product

•	Achieved cost competitiveness and maximized 8K transmittance by applying GIP/Source single bank for the first time in the world

•	Developed super resolution (4K enhanced to 8K) and M+ algorithm technologies

(16)	Developed 75-inch Ultra HD Signage product

•	Delivered 11.9mm thickness on large-size LCD module

Achievements in 2016

(1)	Developed the world’s narrowest, at the time, bezel videowall product (55-inch/49-inch FHD, bezel to bezel 1.8mm)

•	Delivered 0.9mm even bezel, four-sided borderless product (bezel to bezel 1.8mm)

(2)	Developed the world’s first ultra-stretch format display product (86-inch, 58:9 screen aspect ratio)

•	Developed new display panel size and screen aspect ratio (86-inch, 58:9 screen aspect ratio)

•	Applied next-generation stain (per pixel) offset technology

(3)	Developed the world’s first ultra-large display product utilizing data single bank and GIP technology (86-inch Ultra HD)

•	Achieved cost-competitiveness by developing world’s first ultra-large display product utilizing data single bank and GIP technology

(4)	Developed the world’s first in-TOUCH monitor product (23-inch)

•	Improved touch functionality and strengthened cost-competitiveness by applying the world’s first in-TOUCH technology to monitor display products

•	Simplified customer software configuration management by providing touch total solution

(5)	Developed ultra-slim OLED television display product applying high dynamic range (65-inch, 800 nit luminance, 2.52 mm module thickness)

•	Applied high dynamic range (HDR) technology to achieve 800 nit peak luminance and improved display quality

•	Achieved module thickness of 2.52mm (without back cover) and 5.92mm (with back cover)

(6)	Developed combined 5.3-inch QHD in-TOUCH + 3D cover glass product for LG Electronics

•	Developed world class smartphone product (G5) through collaboration with other LG Group companies

•	Strengthened competitiveness of design by achieving processability and productivity for 0.4t 3D cover glass

•	Improved power consumption of AoD Mode from Self Font Generation technology and operation optimization

(7)	Developed the world’s first large-scale outdoor high luminance 3000 nit product (75-inch Ultra HD)

•	Developed the world’s first large-scale outdoor 75-inch Ultra HD, high luminance 3000 nit product

•	Achieved cost competitiveness and power consumption reduction through utilization of high transmittance M+ panel

(8)	Developed the world’s first FHD/Ultra HD multi-input Interactive Whiteboard product (75-inch Ultra HD)

•	Strengthened product competitiveness through delivery of customer FHD/Ultra HD selective input functionality

(9)	Developed 4.9mm depth Art Slim2 Ultra HD television (55-inch/65-inch Ultra HD)

•	Strengthened design competitiveness through delivery of ultra-slim product with application of Glass Light Guide Plate

(10)	Developed the world’s largest 21:9 screen aspect ratio curved monitor (37.5-inch UltraWide Quad HD (“WQHD”)+)

•	Continued pioneering of the market with the world’s largest 21:9 screen aspect ratio IPS curved monitor lineup (37.5-inch, 2300R curvature radius, 44mm curvature depth)

•	Established flagship line through application of new high definition technology (WQHD+, 3840 x 1600 resolution)

•	Improved panel transmittance and backlight bleeding through our first-time application of a Super-IPS COT panel structure to monitor models

(11)	Developed the world’s first in-TOUCH GIP/DRD notebook product (15.6-inch FHD)

•	Strengthened competitiveness through application of GIP/DRD technology to FHD-quality notebook in-TOUCH products

(12)	Developed a transparent 32-inch FHD product

•	Achieved high transmittance of transparent panel through application of RGBW(M+) panel technology

(13)	Developed the world’s first Light Absorption Polarizer (“LAP”) product (65-inch/60-inch Ultra HD)

•	Developed differentiated wide color gamut solution

(14)	Developed the world’s first Ultra HD DRD product (50-inch Ultra HD)

•	Utilized Ultra HD RGBW(M+) pixel structure-based DRD technology to strengthen product competitiveness and optimize picture quality (high definition, high luminance, low energy consumption and HDR)

(15)	Developed a 5.7-inch QHD flexible display product

•	Developed a flexible display smartphone product through collaboration with other LG Group companies

•	Reduced the lower bezel size by 0.59mm and improved power consumption by applying VESA Display Stream Compression 1.1

(16)	Developed the world’s first wallpaper OLED television product (65-inch Ultra HD)

•	Achieved an ultra-slim wallpaper-style design that completely sticks to walls (65-inch, 3.9 mm hindmost thickness, 7.4 kg)

•	Achieved long-distance signal and power transmission technology for the separation of the driver circuit

Achievements in 2017

(1)	Developed 5.7-inch QHD+ full vision display (LG Electronics)

•	Developed a full vision display smartphone product (G6) through strategic collaboration with other LG Group companies

•	Applied first 18:9 screen aspect ratio with 4-corner round display

(2)	Developed mobile LTPS 30Hz product (SH 5.1-inch FHD)

•	Secured 30Hz low-frequency drive technology based on LTPS TFT-LCD

•	Reduced logic power consumption through 30Hz low-frequency drive (reduced from 96mW to 69mW on 5.1-inch FHD)

(3)	Developed and released the world’s first Crystal Sound OLED, or CSO, television product

•	Released product with a new platform concept through development of OLED panel product with integrated speakers

•	Delivered OLED television product that achieves differentiated value not only in picture quality and design, but also sound quality

(4)	Developed notebook oxide product (13.9-inch, Ultra HD)

•	Achieved high definition/narrow bezel product through application of oxide BCE GIP technology

•	Delivered low power consumption product through application of low refresh rate, or LRR, technology

(5)	Developed medical monitor product for surgical endoscope (27.0-inch, Ultra HD)

•	Newly entered the medical devices market through development and production of medical monitor product for surgical endoscope

•	Achieved high definition (3,840 x 2,160), high luminance (800 nit) and high contrast ratio (1,300:1)

•	Implemented coverglass direct bonding applying our own manufacturing processes (M6 line)

(6)	Developed the world’s first four-side borderless monitor with a resolution of 8K4K (31.5-inch 8K4K Oxide)

•	Pioneered Ultra HD Premium MNT market through development of the world’s first four-side borderless monitor with a resolution of 8K4K

•	Delivered Ultra HD based on oxide GIP (280 PPI with a resolution of 7680x4320)

•	Delivered wide color gamut (Adobe RGB 100%/DCI 98%), four-side borderless

(7)	Developed the world’s largest automotive Center Information Display (“CID”) product (15.4-inch Widescreen Ultra Extended Graphics Array (“WUXGA”))

•	Developed the world’s largest auto component display in the automotive industry

•	Guaranteed the first 1000hr reliability in the automotive industry

10.	Intellectual Property

As of June 30, 2017, our cumulative patent portfolio (including patents that have already expired) included a total of 32,871 patents, consisting of 15,440 in Korea and 17,431 in other countries.

11.	Environmental and Safety Matters

We are subject to a variety of environmental laws and regulations, and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate worksite waste, including water and air pollutants, at various stages in the manufacturing process, and we are subject to relevant laws and regulations in each area of the environment, including with respect to the treatment of chemical by-products. We have installed various types of anti-pollution equipment, consistent with environmental standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

In accordance with the Framework Act on Low Carbon, Green Growth, we implemented the greenhouse gas emission and energy consumption target system from 2012 to 2014. In 2015, we implemented the greenhouse gas trading system, under which we are responsible to meet our emission targets based on the emission credits allocated to us by the Ministry of Environment of the Korean government. As a result, we have been investing in additional equipment and there may be other costs associated with meeting reduction targets, which may have a negative effect on our profitability or production activities. As a designated company subject to greenhouse gas emission targets under the Framework Act on Low Carbon, Green Growth, if we fail to meet a reduction target and are unable to comply with the government’s subsequent enforcement notice relating to such failure, we may be subject to fines. Furthermore, as a designated company subject to the Act on Allocation and Trading of Greenhouse Gas Emissions, if do not have enough emission credits, we may be required to purchase additional credits or be subject to fines.

In connection with the greenhouse gas emission and energy reduction target system, we submitted a statement of our domestic emissions and energy usage for 2016 to the Korean government in March 2017 after it was certified by BSI Korea, a government-designated certification agency. The table below sets forth yearly levels of our greenhouse gases emissions and energy usage in the statement submitted to the Korean government:

	(Unit: thousand tonnes of CO2 equivalent; Tetra Joules)
Category	2016	2015	2014
Greenhouse gases	5,851	7,348	7,537
Energy	60,423	60,146	60,002

Operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures and have minimized our impact on the environment by improving existing and developing new technologies for the effective maintenance of environmental protection standards consistent with local industry practice. In addition, we have continually monitored, and we believe that we are in compliance in all material respects with, the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists to manage our water and air pollution, toxic materials and waste. In December 2013, to ensure safe water quality and reduce costs, we entered into a contract with a specialist company to operate our waste water treatment facilities. In stages beginning in November 1997, we have obtained environmental management system ISO 14001 certifications for our domestic panel and module production facilities and our overseas module production plants in Nanjing, Yantai and Guangzhou, China, and with respect to our domestic panel and module production plants, we received ISO 50001 certification in December 2013 for our energy management system.

In addition, in August 2014, GP1, our newest eighth-generation panel fabrication facility located in Guangzhou, China, was the first electronics plant in China to receive the “Green Plant” designation under China’s Green China Policy, in addition to receiving ISO 14001, ISO 50001, OHSAS 18001, ISO 9001, PAS 2050 and ISO 14064-1 certifications. Furthermore, with respect to our production facilities in Gumi, we have been certified by the Ministry of Environment as a “Green Company” for P1 and our Gumi module production plant since 1997, P2 and P3 since 2006 and P4, P5 and P6 since 2008. Also, we received certification to self-inspect designated waste products with respect to our Paju plant by the Ministry of Environment in 2011, which was recertified in 2013. In recognition of our efforts to reduce greenhouse gas emissions, we were awarded a commendation from the Minster of Environment in the efforts against climate change category in the 2013 Green Management Awards, which was jointly hosted by the Ministry of Environment and the Ministry of Trade, Industry & Energy. In addition, in recognition of our efforts to improve recycling and reduce waste, we received a citation in 2014 for being a leading recycling company from the Prime Minister of Korea and, in recognition of our continued water conservation activities (reuse system investments, etc.) and greenhouse gas emission reduction activities (process gas and energy reduction, etc.), we attained the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. We also attained a Leadership A in the climate change information technology sector and received a carbon management honors award.

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) will be added to the six already restricted substances and the additional restrictions are scheduled to come into effect on July 22, 2019. In order to address the latent risk elements of the four phthalate substances scheduled to be restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams. Beryllium (Be) was not designated internationally as a mandatorily restricted substance but has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In October 2005, we became the first display panel company to receive accreditation as an International Accredited Testing Laboratory by the Korea Laboratory Accreditation Scheme, which is operated by the Korean Ministry of Trade, Industry & Energy. In September 2006, we received international accreditation from TUV SUD, EU’s German accreditation agency, as a RoHS testing laboratory. Our efforts to keep pace with the increasingly stringent accreditation standards and to receive and maintain such accreditations are part of our on-going efforts to systematically monitor environmentally controlled substances in our component parts inventory. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013.

In February 2015, we were issued a corrective order and assessed a fine of ~~W~~276 million, which we subsequently followed and paid, respectively, for violating the Occupational Health and Safety Act in connection with an accidental nitrogen gas exposure at one of our production facilities in Paju, Korea in January 2015. In 2016, we were assessed an additional fine of ~~W~~10 million in connection with such accidental exposure for other violations of the Occupational Health and Safety Act. To prevent such accidents happening again in the future, we have strengthened our safety standards and management and employee education.

In 2015 and 2016, we were assessed fines in the aggregate amount of ~~W~~1.6 million, which we subsequently paid, for failure to meet certain reporting obligations under the Industrial Safety and Health Act. To prevent such violations from occurring again, we have strengthened our monitoring process and management and employee education training initiatives.

In June 2017, we were assessed a fine of ~~W~~1 million, which we subsequently paid, for failure to meet certain waste disposal subcontractor requirements under the Waste Management Act. To prevent such violations from occurring again, we are strengthening the periodic evaluation process for our waste management subcontractors.

In July 2017, we were investigated by the Ministry of Employment and Labor in connection with the occurrence of a safety accident and found to be in violation of certain provisions of the Industrial Safety and Health Act relating to supervisory obligations. As a result, we were issued a corrective order and assessed a fine of ~~W~~2.4 million. Police and the Ministry of Employment and Labor are currently conducting further investigations. In order to prevent such accidents from occurring again, we are strengthening our safety management standards and training for our employees.

12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS)

	(Unit: In millions of Won)
Description	As of June 30, 2017	As of December 31, 2016	As of December 31, 2015
Current assets	9,993,708	10,484,186	9,531,634
Quick assets	7,650,324	8,196,401	7,179,965
Inventories	2,343,384	2,287,785	2,351,669
Non-current assets	16,507,591	14,400,150	13,045,526
Investments in equity accounted investees	97,254	172,683	384,755
Property, plant and equipment, net	14,165,855	12,031,449	10,546,020
Intangible assets	845,969	894,937	838,730
Other non-current assets	1,398,513	1,301,081	1,276,021
Total assets	26,501,299	24,884,336	22,577,160
Current liabilities	6,787,252	7,058,219	6,606,712
Non-current liabilities	5,124,592	4,363,729	3,265,492
Total liabilities	11,911,844	11,421,948	9,872,204
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	10,143,348	9,004,283	8,158,526
Other equity	(182,085)	(88,478)	(5,766)
Non-controlling interest	588,000	506,391	512,004

Total equity	14,589,455	13,462,388	12,704,956

(Unit: In millions of Won, except for per share data and number of consolidated entities)
Description	For the six months ended June 30, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Revenue	13,691,048	26,504,074	28,383,884
Operating profit	1,831,149	1,311,416	1,625,566
Operating profit from continuing operations	1,416,165	931,508	1,023,456
Profit for the period	1,416,165	931,508	1,023,456
Profit attributable to:
Owners of the Company	1,323,790	906,713	966,553
Non-controlling interest	92,375	24,795	56,903
Basic earnings per share	3,700	2,534	2,701
Diluted earnings per share	3,700	2,534	2,701
Number of consolidated entities	20	19	18

B.	Financial highlights (Based on separate K-IFRS)

	(Unit: In millions of Won)
Description	As of June 30, 2017	As of December 31, 2016	As of December 31, 2015
Current assets	8,061,330	8,712,575	8,246,330
Quick assets	6,374,468	7,005,592	6,396,117
Inventories	1,686,862	1,706,983	1,850,213
Non-current assets	14,714,811	13,100,175	11,964,363
Investments	2,655,725	2,656,026	2,543,205
Property, plant and equipment, net	10,318,090	8,757,973	7,719,022
Intangible assets	651,272	673,966	607,398
Other non-current assets	1,089,724	1,012,210	1,094,738
Total assets	22,776,141	21,812,750	20,210,693
Current liabilities	5,584,696	6,176,344	6,505,979
Non-current liabilities	4,149,249	3,400,959	2,375,131
Total liabilities	9,733,945	9,577,303	8,881,110
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	9,002,004	8,195,255	7,289,333
Reserves	0	0	58
Total equity	13,042,196	12,235,447	11,329,583

	(Unit: In millions of Won, except for per share data)
Description	For the six months ended June 30, 2017	For the year ended December 31, 2016	For the year ended December 31, 2015
Revenue	12,565,798	24,419,295	25,856,426
Operating profit	1,295,241	709,138	770,856
Operating profit from continuing operations	991,967	967,078	968,209
Profit for the period	991,967	967,078	968,209
Basic earnings per share	2,772	2,703	2,706
Diluted earnings per share	2,772	2,703	2,706

C.	Consolidated subsidiaries (as of June 30, 2017)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing	Poland	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
MMT (Money Market Trust)	Money market trust	Korea	100%

D.	Status of equity investments (as of June 30, 2017)

(1)	Consolidated subsidiaries

Company	Investment Amount (in millions)	Initial Equity Investment Date	Equity Interest
LG Display America, Inc.	US$411	September 24, 1999	100%
LG Display Japan Co., Ltd.	¥95	October 12, 1999	100%
LG Display Germany GmbH	EUR1	November 5, 1999	100%
LG Display Taiwan Co., Ltd.	NT$116	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY3,020	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY4	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN511	September 6, 2005	100%
LG Display Guangzhou Co., Ltd.	CNY1,655	August 7, 2006	100%
LG Display Shenzhen Co., Ltd.	CNY4	August 28, 2007	100%
LG Display Singapore Pte. Ltd.	US$1.1	January 12, 2009	100%
L&T Display Technology (Fujian) Limited	CNY116	January 5, 2010	51%
LG Display Yantai Co., Ltd.	CNY1,008	April 19, 2010	100%
Nanumnuri Co., Ltd.	~~W~~800	March 19, 2012	100%
LG Display (China) Co., Ltd. (1)	CNY8,232	December 27, 2012	70%
Unified Innovative Technology, LLC	US$9	March 21, 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY1.2	May 27, 2015	100%
Global OLED Technology LLC	US$138	May 7, 2015	100%
LG Display Vietnam Haiphong Co., Ltd.	US$100	May 13, 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY637	July 1, 2016	100%
MMT (Money Market Trust)(2)	~~W~~51,500	March 31, 2017	100%

Changes since March 31, 2017:

(19)	In June 2017, LG Display Guangzhou Co., Ltd., our consolidated subsidiary, invested an additional ~~W~~8,606 million in LG Display (China) Co., Ltd. As a result, our ownership interest in LG Display (China) Co., Ltd. decreased from 70.03% to 70.00% as of June 30, 2017.

(20)	We conducted money market trust acquisitions in the amount of ~~W~~51,500 million during the reporting period.

(2)	Affiliated companies

Company(1)	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	47,286	January 2005	40%
Invenia Co., Ltd.	~~W~~	2,690	January 2001	13%
Wooree E&L Co., Ltd.	~~W~~	7,588	June 2008	14%
LB Gemini New Growth Fund No. 16(2)	~~W~~	5,806	December 2009	31%
Can Yang Investments Limited(3)	~~W~~	2,063	January 2010	9%
YAS Co., Ltd.	~~W~~	10,281	April 2002	18%
Avatec Co., Ltd.	~~W~~	21,540	August 2000	17%
Arctic Sentinel, Inc.		—	June 2008	10%

Changes since March 31, 2017:

(21)	During the reporting period, we divested our entire equity interest in Narae Nanotech Corporation.
(22)	We participate as a limited member in LB Gemini New Growth Fund No. 16. During the reporting period, we received a distribution of ~~W~~2,076 million as return of principal from our investments. The distribution did not affect our percentage interest and our total commitment amount is ~~W~~30,000 million.
(23)	During the reporting period, we recognized an impairment loss of ~~W~~4,234 million, the difference between the carrying amount and the recoverable amount of our equity interest in Can Yang Investments Limited, which loss was categorized as finance costs.

13.	Audit Information

A.	Audit service

	(Unit: In millions of Won, hours)
Description	2017 H1	2016	2015
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,040 (450)(2)	1,020 (440)(2)	990 (400)(2)
Time required	5,889	18,291	17,530

(24)	Compensation amount is the contracted amount for the full fiscal year.
(25)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.

B.	Non-audit service

None.

14.	Board of Directors

A.	Members of the board of directors

As of June 30, 2017 our board of directors consisted of two non-outside directors, one non-standing director and four outside directors.

(As of June 30, 2017)
Name	Position	Primary responsibility
Sang Beom Han	Representative Director (non-outside), Chief Executive Officer and Vice Chairman	Chairman of the board of directors
Sang Don Kim(1)	Director (non-outside), Chief Financial Officer and Senior Vice President	Overall head of finances
Hyun Hwoi Ha(2)	Director (non-standing)	Related to the overall management
Jin Jang(3)	Outside Director	Related to the overall management
Joon Park(4)	Outside Director	Related to the overall management
Sung Sik Hwang(5)	Outside Director	Related to the overall management
Kun Tai Han(6)	Outside Director	Related to the overall management

(26)	Sang Don Kim was reappointed for another term as a non-outside director at the annual general meeting of shareholders held on March 23, 2017.
(27)	Hyun Hwoi Ha was appointed as a non-standing director at the annual general meeting of shareholders held on March 23, 2017. Mr. Ha is also the chief executive officer of LG Corp., a non-standing director of LG Hausys, Ltd., a non-standing director of LG International Corp., a non-standing director of LG Uplus Corp., a non-standing director of LG Economic Research Institute and a non-standing director of LG CNS Co., Ltd.
(28)	Jin Jang was reappointed for another term as an outside director at the annual general meeting of shareholders held on March 23, 2017. Mr. Jang is also the chief executive officer of Silicon Display Co., Ltd.
(29)	Joon Park is also an outside director of Green Cross Holdings Corp.
(30)	Sung Sik Hwang is also an outside director of Kyobo Life Insurance Co., Ltd.
(31)	Kun Tai Han is also the chief executive officer of Hans Consulting.

B.	Committees of the board of directors

We have the following committees that serve under our board of directors: Audit Committee, Outside Director Nomination Committee and Management Committee. The Management Committee consists of two non-outside directors, Sang Boem Han and Sang Don Kim.

During the reporting period, two meetings of the Outside Director Nomination Committee were held and the composition of the Outside Director Nomination Committee was as follows.

(As of March 8, 2017)
Committee	Composition	Member
Outside Director Nomination Committee	1 non-standing director and 2 outside directors	Yu Sig Kang, Joon Park(1), Sung Sik Hwang

(32)	Joon Park was appointed as a member of the outside director nomination committee of the board of directors by the board of directors on January 23, 2017.

As of June 30, 2017, the composition of the Audit Committee was as follows.

(As of June 30, 2017)
Committee	Composition	Member
Audit Committee	3 outside directors	Sung Sik Hwang(1), Joon Park, Kun Tai Han(2)

(33)	Sung Sik Hwang is the audit committee chairman.
(34)	Kun Tai Han was appointed as a member of the audit committee of the board of directors at the annual general meeting of shareholders held on March 23, 2017.

C.	Independence of directors

Directors are appointed in accordance with the procedures of the Commercial Act and other relevant laws and regulations. Our board of directors is independent as four out of the seven directors that comprise the board are outside directors. Outside directors candidates are nominated for appointment at a shareholders’ meeting after undergoing rigorous review by the Outside Director Nomination Committee.

All of our current outside directors were nominated by the Outside Director Nomination Committee, and all of our current non-outside directors were nominated by the board of directors.

15.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of June 30, 2017): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of June 30, 2017): 357,815,700 shares.

B.	Shareholder list

(1)	Largest shareholder and related parties as of June 30, 2017:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest Shareholder	135,625,000	37.90%
Sang Beom Han	Related Party	31,355	0.01%
Sang Don Kim	Related Party	4,000	0.00%

(2)	Shareholders who are known to us to own 5% or more of our shares as of June 30, 2017:

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%
National Pension Service	32,930,270	9.20%

16.	Directors and Employees

A.	Directors

(1)	Remuneration for directors in 2017 H1

	(Unit: person, in millions of Won)
Classification	No. of directors(1)	Amount paid(2)	Per capita average remuneration paid(3)
Non-outside directors	3	1,980	660
Outside directors who are not audit committee members	1	39	39
Outside directors who are audit committee members	3	117	39

Total	7	2,136	305

(35)	Number of directors as of June 30, 2017.
(36)	Amount paid is calculated on the basis of amount of cash actually paid.
(37)	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of directors for the six months ended June 30, 2017.

(2)	Remuneration for individual directors and audit committee members

•	Individual amount of remuneration paid in 2017 H1

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Sang Beom Han	President	1,592	—

•	Method of calculation

(Unit: in millions of Won)

Name	Method of calculation
Sang Beom Han

Total remuneration

•    ~~W~~1,592 million (consisting of ~~W~~714 million in salary and ~~W~~878 million in bonus).

Salary

•    Basic salary is set in accordance with the executive compensation regulations established by the board of directors. Annual salary is paid on a monthly basis (~~W~~65 million per month from January to March and ~~W~~67 million per month from April to June).

•    Position salary is calculated based on the significance of the position, etc. Position salary is paid on a monthly basis (~~W~~52 million per month from January to March and ~~W~~53 million per month from April to June).

Bonus

•    Bonus is awarded by the board of directors based on performance and evaluation standards derived from the special bonus provisions of the executive compensation regulations.

•    Bonus in the range of 0 to 150% of annual salary may be awarded by evaluating the previous year’s performance through certain financial indicators, such as revenue and operating profit, and non-financial indicators, such as meeting our medium- to long-term expectations, leadership and other contributions.

•    Financial indicators: Revenue decreased from ~~W~~28.4 billion for the year ended December 31, 2015 to ~~W~~26.5 billion for the year ended December 31, 2016, and operating profit decreased from ~~W~~1.6 billion for the year ended December 31, 2015 to ~~W~~1.3 billion for the year ended December 31, 2016.

•    Non-financial indictors: We maintained industry-leading technology through the continual release of differentiated technologies and products. We are preparing for a successful transition to OLED business through stable production of OLED TVs and by securing a base for our plastic OLED business, while improving profit structure and market position. Mr. Han showed leadership in leading us to achieve our management goals. ~~W~~878 million was calculated as bonus based on the reasons stated above.

(3)	Stock options

Not applicable.

B.	Employees

As of June 30, 2017, we had 32,538 employees (excluding our executive officers). On average, our male employees have served 9.0 years and our female employees have served 7.3 years. The total amount of salary paid to our employees for the six months ended June 30, 2017 based on income tax statements submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act was ~~W~~1,009,029 million for our male employees and ~~W~~242,109 million for our female employees. The following table provides details of our employees as of June 30, 2017:

	(Unit: person, in millions of Won, year)
	Number of employees(1)	Total salary in 2017 H1(2)(3)(4)	Total salary per capita(5)	Average years of service
Male	24,379	1,009,029	42	9.0
Female	8,276	242,109	29	7.3
Total	32,655	1,251,138	39	8.6

(38)	Includes part-time employees and contract-base professionals.
(39)	Welfare benefits and retirement expenses have been excluded. Total welfare benefit provided to our employees for the six months ended June 30, 2017 was ~~W~~178,597 million and the per capita welfare benefit provided was ~~W~~5.5 million.
(40)	Based on income tax statements (amounts are based on pre-income tax figures), which are submitted to the Korean tax authority in accordance with Article 20 of the Income Tax Act.
(41)	Includes incentive payments to employees who have transferred from our affiliated companies.
(42)	Calculated using the average number of employees (male: 24,087, female: 8,441) for the six months ended June 30, 2017

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

June 30, 2017 and 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of June 30, 2017, the condensed consolidated interim statements of comprehensive income (loss) for each of the three-month and six-month periods ended June 30, 2017 and 2016, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2017 and 2016, and notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31, 2016 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 21, 2017, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2016, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 11, 2017

This report is effective as of August 11, 2017 the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of June 30, 2017 and December 31, 2016

(In millions of won)	Note	June 30, 2017		December 31, 2016
Assets
Cash and cash equivalents	4, 25	~~W~~	1,539,474	1,558,696
Deposits in banks	4, 25		1,062,095	1,163,750
Trade accounts and notes receivable, net	5, 14, 25, 27		4,466,285	4,957,993
Other accounts receivable, net	5, 25		86,284	143,592
Other current financial assets	6, 25		44,916	28,016
Inventories	7		2,343,384	2,287,785
Prepaid income taxes			2,794	592
Other current assets	5		448,476	343,762

Total current assets			9,993,708	10,484,186
Deposits in banks	4, 25		12	13
Investments in equity accounted investees	8		97,254	172,683
Other non-current financial assets	6, 25		74,558	74,633
Property, plant and equipment, net	9, 17		14,165,855	12,031,449
Intangible assets, net	10, 17		845,969	894,937
Deferred tax assets	23		905,217	867,011
Other non-current assets	5		418,726	359,424

Total non-current assets			16,507,591	14,400,150

Total assets		~~W~~	26,501,299	24,884,336

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	2,443,627	2,877,326
Current financial liabilities	11, 25		834,164	667,909
Other accounts payable	25		2,493,070	2,449,517
Accrued expenses			535,362	639,629
Income tax payable			299,924	257,082
Provisions	13		78,445	55,972
Advances received			65,037	61,818
Other current liabilities	13		37,623	48,966

Total current liabilities			6,787,252	7,058,219
Non-current financial liabilities	11, 25		4,188,674	4,111,333
Non-current provisions	13		22,743	8,155
Defined benefit liabilities, net	12		245,787	142,987
Long-term advances received	14		569,800	—
Deferred tax liabilities	23		28,088	32,108
Other non-current liabilities	13		69,500	69,146

Total non-current liabilities			5,124,592	4,363,729

Total liabilities			11,911,844	11,421,948

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			10,143,348	9,004,283
Reserves	15		(182,085)	(88,478)

Total equity attributable to owners of the Controlling Company			14,001,455	12,955,997

Non-controlling interests			588,000	506,391

Total equity			14,589,455	13,462,388

Total liabilities and equity		~~W~~	26,501,299	24,884,336

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month and six-month periods ended June 30, 2017 and 2016

(In millions of won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2017		2016	2017		2016
Revenue	16, 17, 27	~~W~~	6,628,886	5,855,142	~~W~~	13,691,048	11,844,343
Cost of sales	7, 18, 27		(5,115,018)	(5,244,873)		(10,457,900)	(10,607,674)

Gross profit			1,513,868	610,269		3,233,148	1,236,669
Selling expenses	19		(222,526)	(159,112)		(465,729)	(325,769)
Administrative expenses	19		(175,457)	(151,209)		(340,407)	(299,133)
Research and development expenses			(311,613)	(255,557)		(595,863)	(527,855)

Operating profit			804,272	44,391		1,831,149	83,912

Finance income	22		48,346	23,402		128,424	76,214
Finance costs	22		(94,026)	(62,663)		(147,007)	(135,093)
Other non-operating income	21		156,123	189,461		540,482	629,802
Other non-operating expenses	21		(87,558)	(193,067)		(668,021)	(660,214)
Equity in gain of equity accounted investees, net			4,662	9,269		4,912	8,646

Profit before income tax			831,819	10,793		1,689,939	3,267
Income tax expense	23		(95,151)	(94,709)		(273,774)	(85,996)

Profit (loss) for the period			736,668	(83,916)		1,416,165	(82,729)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(3,599)	(1,324)		(8,324)	(2,784)
Other comprehensive income from asssociates and joint ventures			736	—		493	210
Related income tax	12		871	321		2,014	674

			(1,992)	(1,003)		(5,817)	(1,900)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	22		—	—		—	(77)
Foreign currency translation differences for foreign operations			138,890	(62,527)		(110,787)	(77,833)
Other comprehensive income (loss) from asssociates and joint ventures			2,715	(6,692)		2,163	(6,371)
Related income tax	22		—	—		—	19

			141,605	(69,219)		(108,624)	(84,262)

Other comprehensive income (loss) for the period, net of income tax			139,613	(70,222)		(114,441)	(86,162)

Total comprehensive income (loss) for the period		~~W~~	876,281	(154,138)	~~W~~	1,301,724	(168,891)

Profit (loss) attributable to:
Owners of the Controlling Company		~~W~~	690,300	(71,593)		1,323,790	(69,149)
Non-controlling interests			46,368	(12,323)		92,375	(13,580)

Profit (loss) for the period		~~W~~	736,668	(83,916)	~~W~~	1,416,165	(82,729)

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company		~~W~~	811,434	(133,583)		1,224,366	(145,015)
Non-controlling interests			64,847	(20,555)		77,358	(23,876)

Total comprehensive income (loss) for the period		~~W~~	876,281	(154,138)	~~W~~	1,301,724	(168,891)

Earnings (loss) per share (In won)
Basic earnings (loss) per share	24	~~W~~	1,929	(200)		3,700	(193)

Diluted earnings (loss) per share	24	~~W~~	1,929	(200)		3,700	(193)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2017 and 2016

	Attributable to owners of the Controlling Company
	Share		Share	Retained			Non-controlling	Total
(In millions of won)	capital		premium	earnings	Reserves	Sub-total	interests	equity
Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	8,158,526	(5,766)	12,192,952	512,004	12,704,956

Total comprehensive income (loss) for the period
Loss for the period		—	—	(69,149)	—	(69,149)	(13,580)	(82,729)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)	—	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,110)	—	(2,110)	—	(2,110)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(67,537)	(67,537)	(10,296)	(77,833)
Other comprehensive income (loss) from asssociates and joint ventures		—	—	210	(6,371)	(6,161)	—	(6,161)

Total other comprehensive loss		—	—	(1,900)	(73,966)	(75,866)	(10,296)	(86,162)

Total comprehensive loss for the period	~~W~~	—	—	(71,049)	(73,966)	(145,015)	(23,876)	(168,891)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Subsidiaries’ dividends distributed to non-controlling interests		—	—	—	—	—	(10,658)	(10,658)

Balances at June 30, 2016	~~W~~	1,789,079	2,251,113	7,908,569	(79,732)	11,869,029	477,470	12,346,499

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	9,004,283	(88,478)	12,955,997	506,391	13,462,388

Total comprehensive income (loss) for the period
Profit for the period		—	—	1,323,790	—	1,323,790	92,375	1,416,165
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(6,310)	—	(6,310)	—	(6,310)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	(95,770)	(95,770)	(15,017)	(110,787)
Other comprehensive income from asssociates and joint ventures		—	—	493	2,163	2,656	—	2,656

Total other comprehensive loss		—	—	(5,817)	(93,607)	(99,424)	(15,017)	(114,441)

Total comprehensive income (loss) for the period	~~W~~	—	—	1,317,973	(93,607)	1,224,366	77,358	1,301,724

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)	—	(178,908)
Capital contribution from non-controlling interests		—	—	—	—	—	4,251	4,251

Balances at June 30, 2017	~~W~~	1,789,079	2,251,113	10,143,348	(182,085)	14,001,455	588,000	14,589,455

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	1,416,165	(82,729)
Adjustments for:
Income tax expense	23		273,774	85,996
Depreciation	18		1,278,965	1,431,600
Amortization of intangible assets	18		216,031	169,680
Gain on foreign currency translation			(107,947)	(65,514)
Loss on foreign currency translation			64,887	90,698
Expenses related to defined benefit plans	12		99,047	110,559
Gain on disposal of property, plant and equipment			(13,352)	(6,951)
Loss on disposal of property, plant and equipment			5,370	2,488
Gain on disposal of intangible assets			(308)	—
Loss on disposal of intangible assets			—	20
Impairment loss on intangible assets			1,677	85
Finance income			(84,461)	(39,471)
Finance costs			95,052	87,006
Equity in gain of equity method accounted investees, net	8		(4,912)	(8,646)
Other income			(16,378)	(659)
Other expenses			126,329	89,840

			1,933,774	1,946,731
Changes in trade accounts and notes receivable			526,666	601,266
Changes in other accounts receivable			23,594	(28,647)
Changes in other current assets			(58,998)	(176,900)
Changes in inventories			(51,845)	(101,409)
Changes in other non-current assets			(105,697)	(48,576)
Changes in trade accounts and notes payable			(412,353)	(366,061)
Changes in other accounts payable			(132,376)	(30,049)
Changes in accrued expenses			(101,307)	(143,222)
Changes in other current liabilities			(8,157)	(1,005)
Changes in long-term advance received			565,950	—
Changes in other non-current liabilities			3,265	11,656
Changes in provisions			(89,191)	(74,139)
Changes in defined benefit liabilities, net			(4,557)	(117,221)

			154,994	(474,307)
Cash generated from operating activities			3,504,933	1,389,695
Income taxes paid			(270,431)	(129,821)
Interests received			24,080	25,523
Interests paid			(64,227)	(63,267)

Net cash provided by operating activities		~~W~~	3,194,355	1,222,130

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2017 and 2016

(In millions of won)	Note	2017		2016
Cash flows from investing activities:
Dividends received		~~W~~	8,639	59,023
Proceeds from withdrawal of deposits in banks			1,127,131	1,399,102
Increase in deposits in banks			(1,025,475)	(1,103,266)
Acquisition of available-for-sale financial assets			(112)	(655)
Proceeds from disposal of available-for-sale financial assets			—	419
Acquisition of financial assets at fair value through profit or loss			—	(1,500)
Proceeds from disposal of investments in equity accounted investees			6,697	5,150
Acquisition of property, plant and equipment			(3,321,907)	(1,603,099)
Proceeds from disposal of property, plant and equipment			76,506	29,497
Acquisition of intangible assets			(207,303)	(230,188)
Proceeds from disposal of intangible assets			750	151
Government grants received			1,505	730
Receipt from settlement of derivatives			2,895	75
Proceeds from collection of short-term loans			430	4,650
Increase in long-term loans			(300)	(18,430)
Decrease in deposits			3,051	631
Increase in deposits			(1,753)	(6,898)

Net cash used in investing activities			(3,329,246)	(1,464,608)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			—	107,345
Repayments of short-term borrowings			(113,209)	—
Proceeds from issuance of debentures			298,780	298,784
Proceeds from long-term debt			511,402	1,143,679
Repayments of long-term debt			—	(347,693)
Repayments of current portion of long-term debt and debentures			(364,431)	(532,574)
Subsidiaries’ dividends distributed to non-controlling interests			—	(10,658)
Capital contribution from non-controlling interests			4,251	—
Dividends paid			(178,908)	(178,908)

Net cash provided by financing activities			157,885	479,975

Net increase in cash and cash equivalents			22,994	237,497
Cash and cash equivalents at January 1			1,558,696	751,662
Effect of exchange rate fluctuations on cash held			(42,216)	(13,384)

Cash and cash equivalents at June 30		~~W~~	1,539,474	975,775

See accompanying notes to the condensed consolidated interim financial statements.

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of June 30, 2017, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2017, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2017, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2017, there are 28,429,536 ADSs outstanding.

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of June 30, 2017

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell Display products	USD 411
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell Display products	JPY 95
LG Display Germany GmbH	Ratingen, Germany	100%	December 31	November 5, 1999	Sell Display products	EUR 1
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell Display products	NTD 116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture Display products	CNY 3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell Display products	CNY 4
LG Display Poland Sp. z o.o.	Wroclaw, Poland	100%	December 31	September 6, 2005	Manufacture Display products	PLN 511
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture Display products	CNY 1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	August 28, 2007	Sell Display products	CNY 4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	January 12, 2009	Sell Display products	USD 1.1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	January 5, 2010	Manufacture and sell LCD module and LCD monitor sets	CNY 116
LG Display Yantai Co., Ltd	Yantai, China	100%	December 31	April 19, 2010	Manufacture Display products	CNY 1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Janitorial services	KRW 800
LG Display (China) Co., Ltd.(*1)	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell Display products	CNY 8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD 9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell Display products	CNY 1.2
Global OLED Technology, LLC	Herndon, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD 138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong Vietnam	100%	December 31	May 5, 2016	Manufacture Display products	USD 100
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY 637
Money Market Trust(*2)	Seoul, South Korea	100%	December 31	—	Money market trust	KRW 51,500

(*1)	In June 2017, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~8,606 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”).
(*2)	For the six-month period ended June 30, 2017, the Controlling Company acquired ~~W~~51,500 million in Money Market Trust.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2016.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its consolidated financial statements as of and for the year ended December 31, 2016.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2016, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes in Accounting Policies

(i)	K-IFRS No. 1007, Statement of Cash Flows

The Group has adopted the amendment to K-IFRS No. 1007, Statement of Cash Flows, since January 1, 2017. The amendment to K-IFRS No. 1007 is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. The Group has applied the amendment and disclosed changes in liabilities arose from financing activities including both changes due to cash flows and non-cash changes in note 26.

(ii)	K-IFRS No. 1012, Income Taxes

The Group has adopted the amendment to K-IFRS No. 1012, Income Taxes, since January 1, 2017. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendment provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. There is no impact of applying this amendment on the condensed consolidated interim financial statements.

3.	Summary of Significant Accounting Policies, Continued

(b)	New and Amended Standards and Interpretations Not Yet Adopted

A number of new standards and interpretations are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Group has not early adopted the following new standards and interpretations in preparing these condensed consolidated interim financial statements.

(i)	K-IFRS No. 1109, Financial Instruments

The Group plans to adopt K-IFRS No. 1109, Financial Instruments, in its consolidated financial statements for annual periods beginning on January 1, 2018, finalize assessing the financial impact of the adoption of K-IFRS No. 1109 by September 30, 2017 and disclose the results in its consolidated financial statements for the year ending December 31, 2017. As of June 30, 2017, other than the potential impacts described in the consolidated financial statements as of and for the year ended December 31, 2016, there are no significant changes in relation to preparation for the adoption of this new standard.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

The Group plans to adopt K-IFRS No. 1115, Revenue from Contracts with Customers, in its consolidated financial statements for annual periods beginning on January 1, 2018, finalize assessing the financial impact of the adoption of K-IFRS No. 1115 by September 30, 2017 and disclose the results in its consolidated financial statements for the year ending December 31, 2017. As of June 30, 2017, other than the potential impacts described in the consolidated financial statements as of and for the year ended December 31, 2016, there are no significant changes in relation to preparation for the adoption of this new standard.

(iii)	K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. K-IFRS No. 2122 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently assessing the potential impact on its condensed consolidated interim financial statements resulting from the application of new interpretation.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	1,539,474	1,558,696
Deposits in banks
Time deposits	~~W~~	989,709	1,091,364
Restricted cash (*)		72,386	72,386

	~~W~~	1,062,095	1,163,750

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	12	13

	~~W~~	2,601,581	2,722,459

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Trade, net	~~W~~	3,527,127	3,916,171
Due from related parties		939,158	1,041,822

	~~W~~	4,466,285	4,957,993

(b)	Other accounts receivable as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Current assets
Non-trade receivable, net	~~W~~	76,504	134,161
Accrued income		9,780	9,431

	~~W~~	86,284	143,592

Due from related parties included in other accounts receivable, as of June 30, 2017 and December 31, 2016 are ~~W~~6,844 million and ~~W~~5,231 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Not past due	~~W~~	4,457,356	85,750	16,793	(1,719)	(439)	(168)
Past due 1-15 days		9,467	328	—	(3)	—	—
Past due 16-30 days		2	45	—	—	—	—
Past due 31-60 days		864	396	—	—	(2)	—
Past due more than 60 days		318	605	—	—	(399)	—

	~~W~~	4,468,007	87,124	16,793	(1,722)	(840)	(168)

5.	Receivables and Other Assets, Continued

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Not past due	~~W~~	4,958,591	140,893	2,643	(1,488)	(669)	(23)
Past due 1-15 days		386	2,298	—	—	(20)	—
Past due 16-30 days		417	309	—	—	—	—
Past due 31-60 days		65	640	—	—	(6)	—
Past due more than 60 days		22	545	—	—	(398)	—

	~~W~~	4,959,481	144,685	2,643	(1,488)	(1,093)	(23)

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

(In millions of won)	2017				2016
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	1,488	1,093	23	1,507	566	52
(Reversal of) bad debt expense		234	(253)	145	(19)	527	(29)

Balance at the reporting date	~~W~~	1,722	840	168	1,488	1,093	23

5.	Receivables and Other Assets, Continued

(d)	Other assets as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Current assets
Advance payments	~~W~~	17,885	9,297
Prepaid expenses		158,496	74,657
Value added tax refundable		255,815	259,808
Emission rights		16,280	—

	~~W~~	448,476	343,762

Non-current assets
Long-term prepaid expenses	~~W~~	417,726	358,424
Long-term advanced payment		1,000	1,000

	~~W~~	418,726	359,424

6.	Other Financial Assets

(a)	Other financial assets as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Current assets
Deposits	~~W~~	28,390	20,320
Short-term loans		16,526	7,696

	~~W~~	44,916	28,016

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,382	1,382
Available-for-sale financial assets		6,679	7,993
Deposits		26,331	27,635
Long-term loans		23,234	34,760
Long-term non-trade receivable		16,625	2,619
Derivatives(*)		307	244

	~~W~~	74,558	74,633

Other financial assets of related parties as of June 30, 2017 and December 31, 2016 are ~~W~~1,762 million and ~~W~~3,488 million, respectively.

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

6.	Other Financial Assets, Continued

(b)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Non-current assets
Debt securities
Government bonds	~~W~~	159	154
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	729
Kyulux, Inc.		1,968	3,266
Henghao Technology Co., Ltd.		1,559	1,559
ARCH Venture Fund Vill, L.P.		2,264	2,285

	~~W~~	6,520	7,839

	~~W~~	6,679	7,993

7.	Inventories

Inventories as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Finished goods	~~W~~	981,795	930,818
Work-in-process		708,781	685,913
Raw materials		366,485	354,791
Supplies		286,323	316,263

	~~W~~	2,343,384	2,287,785

For the six-month periods ended June 30, 2017 and 2016, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2017		2016
Inventories recognized as cost of sales	~~W~~	10,457,900	10,607,674
Including: inventory write-downs		234,880	324,533
Including: reversal and usage of inventory write-downs		(204,123)	(363,755)

8.	Investments in Equity Accounted Investees

Associates as of June 30, 2017 are as follows:

(In millions of won)
Associates	Location	Percentage of ownership		Fiscal year end	Date of incorporation	Business	Carrying amount
		June 30, 2017	December 31, 2016
Paju Electric Glass Co., Ltd.	Paju, South Korea	40%	40%	December 31	January 2005	Manufacture electric glass for FPDs	47,286
New Optics Ltd.	Yangju, South Korea	—	46%	December 31	August 2005	Manufacture back light parts for TFT-LCDs	—
INVENIA Co., Ltd.(*1)	Seongnam, South Korea	13%	13%	December 31	January 2001	Develop and manufacture equipment for FPDs	2,690
WooRee E&L Co., Ltd.(*1)	Ansan, South Korea	14%	14%	December 31	June 2008	Manufacture LED back light unit packages	7,588
LB Gemini New Growth Fund No. 16(*2)	Seoul, South Korea	31%	31%	December 31	December 2009	Invest in small and middle sized companies and benefit from M&A opportunities	5,806
Can Yang Investments Limited(*1)(*3)	Hong Kong	9%	9%	December 31	January 2010	Develop, manufacture and sell LED parts	2,063
YAS Co., Ltd.(*1)	Paju, South Korea	18%	18%	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	10,281
Narenanotech Corporation	Yongin, South Korea	—	23%	December 31	December 1995	Manufacture and sell FPD manufacturing equipment	—
AVATEC Co., Ltd.(*1)	Daegu, South Korea	17%	17%	December 31	August 2000	Process and sell glass for FPDs	21,540
Arctic Sentinel, Inc.(*1)	Los Angles, U.S.A.	10%	10%	March 31	June 2008	Develop and manufacture tablet for kids	—

							~~W~~97,254

8.	Investments in Equity Accounted Investees, Continued

(*1)	Although the Controlling Company’s share interests in INVENIA Co., Ltd., WooRee E&L Co., Ltd., Can Yang Investments Limited, YAS Co., Ltd., AVATEC Co., Ltd. and Arctic Sentinel, Inc. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee and the transactions between the Controlling Company and the investees are significant. Accordingly, the investments in these investees have been accounted for using the equity method.
(*2)	The Controlling Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). For the six-month period ended June 30, 2017, the Controlling Company received ~~W~~2,076 million from the Fund as capital distribution and there were no changes in the Controlling Company’s ownership percentage in the Fund. On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of June 30, 2017. Accordingly, there were no additional investments for the six-month period ended June 30, 2017.
(*3)	The Controlling Company recognized an impairment loss of ~~W~~4,234 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited.

For the six-month period ended June 30, 2017, the Controlling Company disposed of the entire investments in New Optics Ltd. and Narenanotech Corporation.

9.	Property, Plant and Equipment

For the six-month periods ended June 30, 2017 and 2016, the Group purchased property, plant and equipment of ~~W~~3,531,056 million and ~~W~~1,890,513 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~16,983 million and 1.93%, and ~~W~~4,846 million and 2.28% for the six-month periods ended June 30, 2017 and 2016, respectively. Also, for the six-month periods ended June 30, 2017 and 2016, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~30,445 million and ~~W~~25,034 million, respectively, and recognized ~~W~~13,352 million and ~~W~~5,370 million as gain and loss, respectively, on disposal of property, plant and equipment for the six-month period ended June 30, 2017 (gain and loss for the six-month period ended June 30, 2016: ~~W~~6,951 million and ~~W~~2,488 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of June 30, 2017 and December 31, 2016 are ~~W~~250,404 million and ~~W~~256,340 million, respectively.

11.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Current
Short-term borrowings	~~W~~	—	113,209
Current portion of long-term debt		834,164	554,700

	~~W~~	834,164	667,909

Non-current
Won denominated borrowings	~~W~~	1,021,584	821,922
Foreign currency denominated borrowings		1,745,808	1,777,877
Bonds		1,421,002	1,511,062
Derivatives(*)		280	472

	~~W~~	4,188,674	4,111,333

(*) Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won, USD)
Lender	Annual interest rate as of June 30, 2017 (%)	June 30, 2017		December 31, 2016
Standard Chartered Bank Korea Limited	—	~~W~~	—	113,209

Foreign currency equivalent			—	USD 94

(c)	Won denominated long-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
Lender	Annual interest rate as of June 30, 2017 (%)	June 30, 2017		December 31, 2016
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	2,261	2,991
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	CD rate (91days) + 0.64~0.74 2.28~2.58		820,000	620,000
Less current portion of long-term borrowings			(677)	(1,069)

		~~W~~	1,021,584	821,922

11.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of June 30, 2017 (%)(*)	June 30, 2017		December 31, 2016
The Export-Import Bank of Korea	3ML+0.55~1.40	~~W~~	803,418	1,027,225
Standard Chartered Bank Korea Limited	—		—	8,469
China Construction Bank and others	USD: 3ML+1.15~2.00 CNY: 4.28		1,196,329	926,058

Foreign currency equivalent			USD 1,275	USD 1,157
			CNY 3,264	CNY 3,264
Less current portion of long-term borrowings		~~W~~	(253,939)	(183,875)

		~~W~~	1,745,808	1,777,877

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of June 30, 2017 (%)	June 30, 2017		December 31, 2016
Won denominated bonds (*)
Publicly issued bonds	October 2017 ~ June 2022	1.73~3.73	~~W~~	2,005,000	1,885,000
Less discount on bonds				(4,450)	(4,182)
Less current portion				(579,548)	(369,756)

			~~W~~	1,421,002	1,511,062

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

12.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities recognized as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Present value of partially funded defined benefit obligations	~~W~~	1,481,876	1,401,396
Fair value of plan assets		(1,236,089)	(1,258,409)

	~~W~~	245,787	142,987

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Current service cost	~~W~~	49,100	52,719	97,851	105,419
Net interest cost		598	2,570	1,196	5,140

	~~W~~	49,698	55,289	99,047	110,559

(c)	Plan assets as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Guaranteed deposits in banks	~~W~~	1,236,089	1,258,409

As of June 30, 2017, the Controlling Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., Shinhan Bank and others.

(d)	Remeasurements of the net defined benefit liabilities included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Remeasurements of net defined benefit liabilities	~~W~~	(3,599)	(1,324)	(8,324)	(2,784)
Tax effect		871	321	2,014	674

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(2,728)	(1,003)	(6,310)	(2,110)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the period ended June 30, 2017 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2017	~~W~~	62,462	1,665	64,127
Additions		126,252	1,374	127,626
Usage		(90,565)	—	(90,565)

Balance at June 30, 2017	~~W~~	98,149	3,039	101,188

Current	~~W~~	75,406	3,039	78,445
Non-current	~~W~~	22,743	—	22,743

(*)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Group’s warranty obligation.

(b)	Other liabilities as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Current liabilities
Withholdings	~~W~~	29,511	40,190
Unearned revenues		8,112	8,776

	~~W~~	37,623	48,966

Non-current liabilities
Long-term accrued expenses	~~W~~	68,334	65,616
Long-term other accounts payable		1,166	3,530

	~~W~~	69,500	69,146

14.	Contingencies and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Controlling Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Controlling Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Controlling Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. In March 2017, the parties reached settlements in principle through mediation. In April 2017, the parties filed a stipulation of dismissal and amicably settled all claims asserted in the above-mentioned patent litigations.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Controlling Company and LG Display America, Inc. for alleged patent infringement. In April 2017, the case was terminated pursuant to a stipulation of dismissal filed by Surpass Tech Innovation LLC.

Others

The Group is defending against various claims in addition to pending proceedings described above. The Group does not have a present obligation for these matters and has not recognized any provision at June 30, 2017.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,913 million (~~W~~2,180,602 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of June 30, 2017, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

14.	Contingencies and Commitments, Continued

The Controlling Company and oversea subsidiaries entered into agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables sales and the amount of sold accounts receivables before maturity by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Maximum		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling	Shinhan Bank	KRW 90,000	90,000	—	—
Company	Sumitomo Mitsui Banking Corporation	USD 20	22,792	—	—
	Bank of Tokyo-Mitsubishi UFJ	USD 70	79,772	—	—
	BNP Paribas	USD 200	227,920	—	—

		USD 290		—	—
		KRW 90,000	420,484	—	—

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 300	341,880	—	—

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 82	93,447	—	—
	Hongkong & Shanghai Banking Corp.	USD 60	68,376	—	—
	Taishin International Bank	USD 280	319,088	—	—
	Sumitomo Mitsui Banking Corporation	USD 100	113,960	—	—

LG Display Shanghai Co., Ltd.	BNP Paribas	USD 75	85,470	—	—

LG Display Germany GmbH	Citibank	USD 160	182,336	—	—
	BNP Paribas	USD 75	85,470	—	—

LG Display America, Inc.	Hongkong & Shanghai Banking Corp.	USD 400	455,840	—	—
	Standard Chartered Bank	USD 400	455,840	—	—
	Sumitomo Mitsui Banking Corporation	USD 250	284,900	—	—

LG Display Japan Co., Ltd.	Sumitomo Mitsui Banking Corporation	USD 90	102,564	—	—

LG Display Guangzhou Trading Co., Ltd.	Industrial and Commercial Bank of China	USD 64	72,934	—	—

		USD 2,336	2,662,105	—	—

		USD 2,626		—	—
		KRW 90,000	3,082,589	—

In connection with all of the contracts in the above table, the Controlling Company has sold its accounts receivable without recourse.

14.	Contingencies and Commitments, Continued

Letters of credit

As of June 30, 2017, the Controlling Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~34,188 million) with KEB Hana Bank, USD 80 million (~~W~~91,168 million) with Bank of China and USD 50 million (~~W~~56,980 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 500 million (~~W~~569,800 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements and USD 8.5 million (~~W~~9,687 million) from Shinhan bank for value added tax payments in Poland.

LG Display Japan Co., Ltd. and other subsidiaries are provided with payment guarantees from the Bank of Tokyo-Mitsubishi UFJ and other various banks amounting to JPY 700 million (~~W~~7,123 million), CNY 3,920 million (~~W~~657,737 million), USD 0.5 million (~~W~~570 million), EUR 2.5 million (~~W~~3,260 million), PLN 0.2 million (~~W~~61 million) and VND 12,844 million (~~W~~643 million), respectively, for their local tax payments and utility payments.

Credit facility

LG Display Vietnam Co., Ltd. and other subsidiaries have entered into long-term credit facility agreements of up to USD 523 million (~~W~~596,011 million) with Sumitomo Mitsui Banking Corporation and other various banks and borrowings as of June 30, 2017 amount to USD 270 million (~~W~~307,692 million).

License agreements

As of June 30, 2017, in relation to its LCD business, the Group has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In April 2017, in connection with long-term supply agreements, the Controlling Company received long-term advance of USD 500 million (~~W~~569,800 million) from a customer. The advance received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company received a payment guarantee amounting to USD 500 million (~~W~~569,800 million) from KEB Hana Bank and other various banks relating to advance received.

Pledged Assets

Regarding the secured bank loan amounting to USD 300 million (~~W~~341,003 million) and CNY 1,964 million (~~W~~329,506 million) from China Construction Bank, as of June 30, 2017, the Group provided its property, plant and equipment and others with carrying amount of ~~W~~517,883 million as pledged assets.

15.	Capital and Reserves

(a)	Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of June 30, 2017 and December 31, 2016, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2016 to June 30, 2017.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates and joint venture

The other comprehensive income (loss) from associates and joint venture comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Foreign currency translation differences for foreign operations	~~W~~	(154,812)	(59,042)
Other comprehensive loss from associates (excluding remeasurements)		(27,273)	(29,436)

	~~W~~	(182,085)	(88,478)

16.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Sales of goods	~~W~~	6,613,513	5,846,500	13,664,421	11,826,583
Royalties		4,671	3,690	11,215	8,566
Others		10,702	4,952	15,412	9,194

	~~W~~	6,628,886	5,855,142	13,691,048	11,844,343

17.	Geographic and Other Information

The following is a summary of sales by region based on the location of the customers for the three-month and six-month periods ended June 30, 2017 and 2016.

(a)	Revenue by geography

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
Region	2017		2016	2017	2016
Domestic	~~W~~	461,735	459,060	1,004,946	990,046
Foreign
China		4,282,599	4,040,490	8,932,091	8,015,454
Asia (excluding China)		641,251	528,476	1,218,970	1,080,672
United States		645,817	422,822	1,293,694	879,070
Europe (excluding Poland)		343,802	191,209	626,115	366,557
Poland		253,682	213,085	615,232	512,544

Sub total	~~W~~	6,167,151	5,396,082	12,686,102	10,854,297

Total	~~W~~	6,628,886	5,855,142	13,691,048	11,844,343

Sales to Company A and Company B amount to ~~W~~4,041,690 million and ~~W~~3,251,702 million, respectively, for the six-month period ended June 30, 2017 (the six-month period ended June 30, 2016: ~~W~~3,780,653 million and ~~W~~2,878,485 million). The Group’s top ten end-brand customers together accounted for 80% of sales for the six-month period ended June 30, 2017 (the six-month period ended June 30, 2016: 81%).

17.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	June 30, 2017			December 31, 2016
Region	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	10,318,281	651,272	8,758,171	673,966
Foreign
China		3,380,979	17,763	3,079,724	23,298
Others		466,595	176,934	193,554	197,673

Sub total		3,847,574	194,697	3,273,278	220,971

Total	~~W~~	14,165,855	845,969	12,031,449	894,937

(c)	Revenue by product and services

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
Product	2017		2016	2017	2016
Panels for:
Televisions	~~W~~	3,043,029	2,260,321	6,042,653	4,515,686
Desktop monitors		1,137,471	930,920	2,210,563	1,845,256
Tablet products		487,030	540,555	1,071,873	1,411,556
Notebook computers		538,723	529,242	1,114,345	1,063,956
Mobile and others		1,422,633	1,594,104	3,251,614	3,007,889

	~~W~~	6,628,886	5,855,142	13,691,048	11,844,343

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Changes in inventories	~~W~~	(60,215)	78,813	(55,599)	(101,409)
Purchases of raw materials, merchandise and others		3,067,295	3,033,394	6,401,079	6,425,566
Depreciation and amortization		779,132	788,276	1,494,996	1,601,280
Outsourcing fees		171,439	191,019	354,239	400,812
Labor costs		758,912	772,826	1,529,602	1,535,974
Supplies and others		300,563	251,080	552,278	486,150
Utility		199,841	200,554	400,342	407,726
Fees and commissions		175,486	155,921	337,219	307,643
Shipping costs		66,102	51,287	122,429	103,018
Advertising		44,969	13,774	89,458	27,836
Warranty expenses		50,402	33,178	126,252	75,193
Taxes and dues		29,760	18,350	50,860	37,748
Travel		22,792	18,794	41,731	36,438
Others		229,333	208,488	432,840	437,982

	~~W~~	5,835,811	5,815,754	11,877,726	11,781,957

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Salaries	~~W~~	77,190	71,584	158,440	140,099
Expenses related to defined benefit plans		6,917	7,414	13,801	14,928
Other employee benefits		22,300	20,324	45,007	40,983
Shipping costs		57,751	42,864	106,340	86,470
Fees and commissions		48,290	47,514	95,274	95,562
Depreciation		33,930	33,152	68,699	66,983
Taxes and dues		19,170	7,661	28,131	14,588
Advertising		44,969	13,774	89,458	27,836
Warranty expenses		50,402	33,178	126,252	75,193
Rent		5,836	6,358	13,859	12,749
Insurance		3,339	2,443	6,234	4,872
Travel		7,172	6,171	13,657	11,941
Training		4,910	5,312	8,456	8,466
Others		15,807	12,572	32,528	24,232

	~~W~~	397,983	310,321	806,136	624,902

20.	Personnel Expenses

Details of personnel expenses for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Salaries and wages	~~W~~	638,553	623,945	1,268,889	1,230,170
Other employee benefits		107,817	112,224	227,561	230,804
Contributions to National Pension plan		17,835	16,760	35,752	33,681
Expenses related to defined benefit plan		49,698	55,288	99,047	110,559

	~~W~~	813,903	808,217	1,631,249	1,605,214

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Foreign currency gain	~~W~~	152,169	179,798	519,128	614,334
Gain on disposal of property, plant and equipment		1,792	4,993	13,352	6,951
Gain on disposal of intangible assets		308	—	308	—
Rental income		1,276	1,301	2,689	2,689
Others		578	3,369	5,005	5,828

	~~W~~	156,123	189,461	540,482	629,802

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Foreign currency loss	~~W~~	76,331	188,064	650,194	638,688
Loss on disposal of property, plant and equipment		3,139	2,146	5,370	2,488
Loss on disposal of intangible assets		—	9	—	20
Impairment loss on intangible assets		—	—	1,677	85
Donations		8,078	1,895	10,452	4,837
Expenses related to legal proceedings or claims and others		10	953	328	14,096

	~~W~~	87,558	193,067	668,021	660,214

22.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Finance income
Interest income	~~W~~	12,185	9,415	24,293	20,462
Foreign currency gain		33,005	10,984	100,770	49,706
Gain on transaction of derivatives		3,106	1,414	3,106	2,540
Gain on valuation of derivatives		50	1,589	255	3,506

	~~W~~	48,346	23,402	128,424	76,214

Finance costs
Interest expense	~~W~~	21,529	28,950	47,286	59,834
Foreign currency loss		46,956	29,031	51,214	55,549
Loss on disposal of investments in equity accounted investees		18,823	—	42,023	5,362
Loss on impairment of investments in equity accounted investees		4,234	—	4,234	6,137
Loss on impairment of available-for-sale financial assets		1,298	—	1,298	—
Loss on sale of trade accounts and notes receivable		119	1,034	149	1,998
Loss on transaction of derivatives		110	1,368	211	2,380
Loss on valuation of derivatives		593	1,647	—	2,883
Other		364	633	592	950

	~~W~~	94,026	62,663	147,007	135,093

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Net change in fair value of available-for-sale financial assets	~~W~~	—	—	—	(77)
Tax effect		—	—	—	19

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	—	—	—	(58)

23.	Income Taxes

(a)	Details of income tax expense for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Current tax expense	~~W~~	190,016	31,627	313,986	83,367
Deferred tax expense (benefit)		(94,865)	63,082	(40,212)	2,629

Income tax expense	~~W~~	95,151	94,709	273,774	85,996

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income.

Deferred tax assets and liabilities as of June 30, 2017 and December 31, 2016 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	June 30, 2017		December, 31, 2016	June 30, 2017	December, 31, 2016	June 30, 2017	December, 31, 2016
Other accounts receivable, net	~~W~~	—	—	(757)	(1,190)	(757)	(1,190)
Inventories, net		38,896	35,771	—	—	38,896	35,771
Defined benefit liabilities, net		36,929	10,817	—	—	36,929	10,817
Investments in subsidiaries and associates		42,381	34,777	—	—	42,381	34,777
Accrued expenses		97,198	122,998	—	—	97,198	122,998
Property, plant and equipment		340,299	338,860	—	—	340,299	338,860
Intangible assets		3,157	744	(28,088)	(31,771)	(24,931)	(31,027)
Provisions		23,994	15,051	—	—	23,994	15,051
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		20,497	21,435	—	—	20,497	21,435
Tax credit carryforwards		302,612	287,400	—	—	302,612	287,400

Deferred tax assets (liabilities)	~~W~~	905,974	867,864	(28,845)	(32,961)	877,129	834,903

Statutory tax rate applicable to the Controlling Company is 24.2% for the six-month period ended June 30, 2017.

24.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In won and number of shares)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Profit (loss) for the period	~~W~~	690,300,682,980	(71,593,078,603)	1,323,790,377,205	(69,148,691,932)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	1,929	(200)	3,700	(193)

For the three-month and six-month periods ended June 30, 2017 and 2016, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the six-month periods ended June 30, 2017 and 2016 are not calculated since there was no potential common stock.

25.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Group, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

25.	Financial Risk Management, Continued

i) Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of June 30, 2017 and December 31, 2016 is as follows:

(In millions)	June 30, 2017
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	301	1,096	5,061	51	2	137	1,100,795
Deposits in banks	—	—	500	—	—	—	—
Trade accounts and notes receivable	3,412	1,058	1,132	—	—	—	—
Non-trade receivable	8	1,366	108	4	5	—	—
Long-term non-trade receivable	3	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	258	252	6	—	—	1,911
Trade accounts and notes payable	(954)	(13,624)	(2,515)	—	—	—	—
Other accounts payable	(267)	(19,360)	(1,685)	(6)	(8)	(3)	(454,973)
Debt	(1,275)	—	(3,264)	—	—	—	—

Net exposure	1,229	(29,206)	(411)	55	(1)	134	647,733

25.	Financial Risk Management, Continued

(In millions)	December 31, 2016
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	518	308	3,785	36	1	77	338,770
Deposits in banks	—	—	500	—	—	—	—
Trade accounts and notes receivable	3,558	10	1,776	—	—	—	—
Non-trade receivable	52	2,434	199	12	—	2	—
Long-term non-trade receivable	2	—	—	—	—	—	—
Other assets denominated in foreign currencies	1	259	210	6	—	—	506
Trade accounts and notes payable	(1,204)	(14,940)	(2,567)	—	—	—	—
Other accounts payable	(397)	(9,836)	(771)	(7)	(2)	(5)	(665,869)
Debt	(1,251)	—	(3,264)	—	—	—	—

Net exposure	1,279	(21,765)	(132)	47	(1)	74	(326,593)

Average exchange rates applied for the six-month periods ended June 30, 2017 and 2016 and the exchange rates at June 30, 2017 and December 31, 2016 are as follows:

(In won)	Average rate			Reporting date spot rate
	2017		2016	June 30, 2017		December 31, 2016
USD	~~W~~	1,141.76	1,161.71	~~W~~	1,139.60	1,208.50
JPY		10.16	10.74		10.18	10.37
CNY		166.41	177.67		167.79	173.26
TWD		37.21	35.85		37.53	37.41
EUR		1,235.32	1,312.53		1,303.99	1,267.60
PLN		289.34	300.60		307.37	287.62
VND		0.0503	0.0520		0.0501	0.0531

25.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in foreign currency as of June 30, 2017 and December 31, 2016, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	June 30, 2017			December 31, 2016
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	45,797	75,734	57,111	63,337
JPY (5 percent weakening)		(11,177)	(11,534)	(8,972)	(7,237)
CNY (5 percent weakening)		(2,686)	(2,365)	(3,410)	7,077
TWD (5 percent weakening)		105	2	88	—
EUR (5 percent weakening)		(143)	277	(40)	(79)
PLN (5 percent weakening)		2,132	(203)	1,129	(167)
VND (5 percent weakening)		1,230	1,230	(867)	—

A stronger won against the above currencies as of June 30, 2017 and December 31, 2016 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s debentures and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of June 30, 2017 and December 31, 2016 is as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Fixed rate instruments
Financial assets	~~W~~	2,601,729	2,722,600
Financial liabilities		(2,522,785)	(2,203,378)

	~~W~~	78,944	519,222

Variable rate instruments
Financial liabilities	~~W~~	(2,499,773)	(2,575,392)

25.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2017 and December 31, 2016, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2017
Variable rate instruments(*)	~~W~~	(16,295)	16,295	(16,295)	16,295
December 31, 2016
Variable rate instruments(*)	~~W~~	(16,868)	16,868	(16,868)	16,868

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Group’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Group does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Group establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	1,539,474	1,558,696
Deposits in banks		1,062,107	1,163,763
Trade accounts and notes receivable, net		4,466,285	4,957,993
Non-trade receivable, net		76,504	134,161
Accrued income		9,780	9,431
Available-for-sale financial assets		159	154
Financial assets at fair value through profit or loss		1,382	1,382
Deposits		54,721	47,954
Short-term loans		16,526	7,696
Long-term loans		23,234	34,760
Long-term non-trade receivable		16,625	2,619
Derivatives		307	244

	~~W~~	7,267,104	7,918,853

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Group’s management policy.

25.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Group maintains a line of credit with various banks

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2017.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities:
Secured bank loan	~~W~~	670,509	701,256	12,496	265,454	423,306	—	—
Unsecured bank loans		2,351,498	2,476,807	27,896	27,590	1,448,398	926,907	46,016
Unsecured bond issues		2,000,551	2,120,070	214,740	410,656	407,211	1,087,463	—
Trade accounts and notes payable		2,443,627	2,443,627	2,443,627	—	—	—	—
Other accounts payable		2,493,070	2,493,621	2,490,961	2,660	—	—	—
Long-term other accounts payable		1,166	1,330	—	—	1,330	—	—
Derivative financial liabilities		280	281	223	62	(4)	—	—

	~~W~~	9,960,701	10,236,992	5,189,943	706,422	2,280,241	2,014,370	46,016

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

25.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	June 30, 2017		December 31, 2016
Total liabilities	~~W~~	11,911,844	11,421,948
Total equity		14,589,455	13,462,388
Cash and deposits in banks (*1)		2,601,569	2,722,446
Borrowings (including bonds)		5,022,558	4,778,770
Total liabilities to equity ratio		82%	85%
Net borrowings to equity ratio (*2)		17%	15%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position, are as follows:

(In millions of won)
	June 30, 2017				December 31, 2016
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	159	159		154	154
Financial assets at fair value through profit or loss		1,382	1,382		1,382	1,382
Derivatives		307	307		244	244
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	1,539,474	(*	)	1,558,696	(*	)
Deposits in banks		1,062,107	(*	)	1,163,763	(*	)
Trade accounts and notes receivable		4,466,285	(*	)	4,957,993	(*	)
Non-trade receivable		76,504	(*	)	134,161	(*	)
Accrued income		9,780	(*	)	9,431	(*	)
Deposits		54,721	(*	)	47,954	(*	)
Short-term loans		16,526	(*	)	7,696	(*	)
Long-term loans		23,234	(*	)	34,760	(*	)
Long-term non-trade receivable		16,625	(*	)	2,619	(*	)
Liabilities carried at fair value
Derivatives	~~W~~	280	280		472	472
Liabilities carried at amortized cost
Secured bank loans	~~W~~	670,509	670,509		700,820	700,820
Unsecured bank loans		2,351,498	2,356,755		2,197,132	2,200,522
Unsecured bond issues		2,000,551	2,019,493		1,880,818	1,903,863
Trade accounts and notes payable		2,443,627	(*	)	2,877,326	(*	)
Other accounts payable		2,493,070	2,493,583		2,449,517	2,449,938
Long-term other accounts payable		1,166	1,305		3,530	3,891

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Group are consistent with those disclosed in the financial statements as of and for the year ended December 31, 2016.

25.	Financial Risk Management, Continued

(iii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	729	729
Kyulux, Inc.		1,968	3,266
Henghao Technology Co., Ltd.		1,559	1,559
ARCH Venture Fund VIII, L.P		2,264	2,285

	~~W~~	6,520	7,839

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since there is not a quoted price in an active market for an identical instrument.

25.	Financial Risk Management, Continued

(iv)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Level 1		Level 2	Level 3	Total
June 30, 2017
Assets
Available-for-sale financial assets	~~W~~	159	—	—	159
Financial assets at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	307	307
Liabilities
Derivatives		—	—	280	280

(In millions of won)
	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial assets at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives		—	—	472	472

25.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	670,509	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,356,755	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,019,493	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,493,583	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	1,305	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Secured bank loans	~~W~~	—	—	700,820	Discounted cash flow	Discount rate
Unsecured bank loans		—	—	2,200,522	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	2,449,938	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016
Debentures, loans and others	1.29~2.69%	1.48~2.68%

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the period ended June 30, 2017 are as follows:

(In millions of won)
	January 1, 2017			Non-cash transactions
			Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	June 30, 2017
Short-term borrowings	~~W~~	113,209	(113,209)	—	—	—	—
Current portion of long-term debt		554,700	(364,431)	643,421	191	283	834,164
Long-term borrowings		2,599,799	511,402	(253,912)	(89,897)	—	2,767,392
Bonds		1,511,062	298,780	(389,509)	—	669	1,421,002

	~~W~~	4,778,770	332,542	—	(89,706)	952	5,022,558

27.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2017 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in note 8.

Related parties other than associates that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Group as of June 30, 2017 and December 31, 2016 are as follows:

Classification	June 30, 2017	December 31, 2016
Subsidiaries of	Shinbo Electric Co., Ltd.	Shinbo Electric Co., Ltd.
Associates	—	New Optics USA, Inc.
	—	NEWOPTIX RS. SA DE CV.

Entity that has significant influence over the Controlling Company	LG Electronics Inc.	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	Hientech (Tianjin) Co., Ltd.	Hientech (Tianjin) Co., Ltd.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	—	LG Innotek Yantai Co., Ltd.
	LG Innotek USA, Inc.	—
	LG Electronics Wroclaw Sp. z o.o.	LG Electronics Wroclaw Sp. z o.o.
	LG Electronics Reynosa, S.A. DE C.V.	LG Electronics Reynosa, S.A. DE C.V.
	—	LG Electronics Thailand Co., Ltd.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	—	LG Electronics Shenyang Inc.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC

27.	Related Parties and Others, Continued

Classification	June 30, 2017	December 31, 2016
	LG Electronics Nanjing New Technology Co., LTD.	LG Electronics Nanjing New Technology Co., LTD.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	LG Electronics Mexicalli, S.A. DE C.V.	LG Electronics Mexicalli, S.A. DE C.V.
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.
	LG Electronics Air-Conditioning (Shandong) Co., Ltd.	LG Electronics Air-Conditioning (Shandong) Co., Ltd.
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	LG Electronics U.S.A., Inc.	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	LG Electronics Deutschland GmbH	LG Electronics Deutschland GmbH
	LG Electronics Egypt S.A.E.	LG Electronics Egypt S.A.E.
	LG Electronics Alabama Inc.	LG Electronics Alabama Inc.
	LG Electronics (China) Co., Ltd.	—
	LG Electronics Ticaret A.S.	—
	PT.LG Electronics Service Indonesia	—

27.	Related Parties and Others, Continued

(b)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month period ended June 30, 2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	—	—	—	—	—	—
INVENIA Co., Ltd.		10	—	159	27,298	—	38
AVATEC Co., Ltd.		—	—	—	—	21,397	247
Paju Electric Glass Co., Ltd.		—	—	96,031	—	—	1,096
Shinbo Electric Co., Ltd.(*)		—	—	—	—	—	—
Narenanotech Corporation(*)		—	—	53	4,852	—	19
WooRee E&L Co., Ltd.		—	—	—	—	—	12
YAS Co., Ltd.		—	—	900	25,070	—	1,090

	~~W~~	10	—	97,143	57,220	21,397	2,502

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	376,993	—	8,910	264,818	—	24,770
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	15,943	—	—	—	—	24
LG Electronics Vietnam Haiphong Co., Ltd.		46,767	—	—	—	—	31

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	72,433	—	—	42	—	264
LG Electronics RUS, LLC		15,308	—	—	—	—	165
LG Electronics do Brasil Ltda.		57,647	—	—	—	—	142
LG Innotek Co., Ltd.		2,239	—	47,633	—	—	3,515
Qingdao LG Inspur Digital Communication Co., Ltd.		18,722	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		50,372	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		85,286	—	—	—	—	18
LG Electronics Mlawa Sp. z o.o.		201,698	—	—	—	—	138
LG Electronics Taiwan Taipei Co., Ltd.		3,455	—	—	—	—	16
LG Hitachi Water Solutions Co., Ltd.		—	—	—	46,094	—	1,632
LG Electronics Reynosa, S.A. DE C.V.		289,939	—	—	—	—	515
LG Electronics Almaty Kazakhstan		3,236	—	—	—	—	12
HiEntech Co., Ltd.		—	—	—	1,800	—	6,315
Hientech (Tianjin) Co., Ltd.		—	—	—	4,395	—	3,859
LG Electronics S.A. (Pty) Ltd.		4,351	—	—	—	—	11
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	3,167	—	1,338
Hi M Solutek		—	—	2	—	—	743
Others		12	—	—	—	—	563

	~~W~~	867,408	—	47,635	55,498	—	19,301

	~~W~~	1,244,411	—	153,688	377,536	21,397	46,573

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	1	—	—	—	4	6
INVENIA Co., Ltd.		10	—	613	47,388	—	151
AVATEC Co., Ltd.		—	530	—	—	41,214	498
Paju Electric Glass Co., Ltd.		—	8,109	194,794	—	—	2,193
Shinbo Electric Co., Ltd.(*)		15,812	—	—	—	—	21
Narenanotech Corporation(*)		—	—	279	21,727	—	244
WooRee E&L Co., Ltd.		—	—	—	—	—	88
YAS Co., Ltd.		—	—	1,730	44,278	—	1,482

	~~W~~	15,823	8,639	197,416	113,393	41,218	4,683

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	853,914	—	15,956	496,697	—	60,262
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	38,219	—	—	—	—	53
LG Electronics Vietnam Haiphong Co., Ltd.		99,723	—	—	4,813	—	124
LG Electronics Nanjing New Technology Co., Ltd.		149,327	—	—	42	—	371

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2017
	Sales and others			Purchase and others
			Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	44,283	—	—	—	—	451
LG Electronics do Brasil Ltda.		120,263	—	—	—	—	233
LG Innotek Co., Ltd.		6,513	—	88,956	—	—	10,967
Qingdao LG Inspur Digital Communication Co., Ltd.		34,685	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		122,336	—	—	—	—	—
LG Electronics Mexicalli, S.A. DE C.V.		163,620	—	—	—	—	69
LG Electronics Mlawa Sp. z o.o.		492,435	—	—	—	—	440
LG Electronics Taiwan Taipei Co., Ltd.		7,053	—	—	—	—	39
LG Hitachi Water Solutions Co., Ltd.		—	—	—	75,824	—	3,016
LG Electronics Reynosa, S.A. DE C.V.		594,449	—	—	—	—	840
LG Electronics Almaty Kazakhstan		7,279	—	—	—	—	12
HiEntech Co., Ltd.		—	—	—	1,800	—	18,826
Hientech (Tianjin) Co., Ltd.		—	—	—	9,077	—	10,459
LG Electronics S.A. (Pty) Ltd.		9,533	—	—	—	—	14
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	3,676	—	1,338
Hi M Solutek		—	—	2	—	—	1,530
Others		26	—	—	—	—	1,442

	~~W~~	1,889,744	—	88,958	95,232	—	50,224

	~~W~~	2,759,481	8,639	302,330	705,322	41,218	115,169

(*)	Represents transactions occurred prior to disposal of the entire investments.

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	38,003	29,902	—	—	—	357
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	14,589	—	1,993	33
New Optics USA, Inc.		—	—	—	—	236	—
NEWOPTIX RS. SA DE CV		11	—	—	—	—	—
INVENIA Co., Ltd.		—	—	168	3,875	—	524
TLI Inc.		—	—	17,029	—	—	987
AVACO Co., Ltd.		—	—	150	1,084	—	602
AVATEC Co., Ltd.		—	—	—	—	11,472	198
Paju Electric Glass Co., Ltd.		—	—	115,403	—	—	943
LB Gemini New Growth Fund No. 16		—	6,240	—	—	—	—
Shinbo Electric Co., Ltd.		2,057	—	79,251	—	1,129	15
Narenanotech Corporation		—	—	82	5,868	—	465
ADP System Co., Ltd.		—	—	—	1	—	—
YAS Co., Ltd.		—	—	456	1,804	—	282
WooRee E&L Co., Ltd.		—	—	—	—	—	—
AVATEC Electronics Yantai Co., Ltd.		2	—	—	—	—	—

	~~W~~	2,070	6,240	227,128	12,632	14,830	4,049

27.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	396,060	—	6,682	109,584	—	26,303
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	8,296	—	—	—	—	9
LG Electronics Vietnam Haiphong Co., Ltd.		29,722	—	—	—	—	18
LG Electronics Nanjing New Technology Co., Ltd.		44,014	—	—	—	—	445
LG Electronics RUS, LLC		14,786	—	—	—	—	273
LG Electronics do Brasil Ltda.		37,027	—	—	—	—	108
LG Innotek Co., Ltd.		2,561	—	49,413	—	—	7,280
Qingdao LG Inspur Digital Communication Co., Ltd.		12,648	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		118,354	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V		41,835	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		109,932	—	—	—	—	181
LG Electronics Taiwan Taipei Co., Ltd.		2,259	—	—	—	—	3
LG Electronics Wroclaw Sp. Z o.o		83,003	—	—	—	—	8
LG Hitachi Water Solutions Co., Ltd.		—	—	—	20,519	—	301

27.	Related Parties, Continued

(In millions of won)	For the three-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics Reynosa, S.A. DE C.V.	~~W~~	214,638	—	—	—	—	513
HiEntech Co., Ltd.		—	—	—	—	—	5,763
Hientech (Tianjin) Co., LTD		—	—	—	—	—	4,345
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		62	—	—	—	—	—
LG Electronics Almaty Kazakhstan		714	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd.		3,492	—	—	—	—	16
Others		744	—	—	—	—	434

	~~W~~	724,087	—	49,413	20,519	—	19,697

	~~W~~	1,160,220	36,142	283,223	142,735	14,830	50,406

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	59,386	29,902	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	28,022	—	3,855	87
New Optics USA, Inc.		—	—	—	—	502	—
NEWOPTIX RS. SA DE CV		11	—	—	—	—	—
INVENIA Co., Ltd.		44	—	306	34,434	—	649
TLI Inc.		—	101	34,207	—	—	1,591
AVACO Co., Ltd.		—	128	683	31,960	—	1,351
AVATEC Co., Ltd.		—	265	—	—	33,223	639
Paju Electric Glass Co., Ltd.		—	21,030	221,638	—	—	1,451
LB Gemini New Growth Fund No. 16		—	7,598	—	—	—	—
Shinbo Electric Co., Ltd.		26,075	—	178,868	—	1,267	41
Narenanotech Corporation		17	—	237	15,994	—	537
ADP System Co., Ltd.		—	—	—	14	—	—
YAS Co., Ltd.		44	—	825	25,006	—	539
WooRee E&L Co., Ltd.		—	—	—	—	—	32
AVATEC Electronics Yantai Co., Ltd.		2	—	—	—	—	—

	~~W~~	26,193	29,122	464,786	107,408	38,847	6,917

27.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	864,321	—	10,251	241,969	—	35,187
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	40,562	—	—	—	—	13
LG Electronics Vietnam Haiphong Co., Ltd.		66,786	—	—	—	—	33
LG Electronics Nanjing New Technology Co., Ltd.		90,892	—	—	—	—	1,070
LG Electronics RUS, LLC		39,944	—	—	—	—	2,311
LG Electronics do Brasil Ltda.		60,871	—	—	—	—	3,021
LG Innotek Co., Ltd.		4,571	—	108,009	—	—	15,952
Qingdao LG Inspur Digital Communication Co., Ltd.		31,721	—	—	—	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		212,142	—	—	—	—	—
LG Electronics Mexicali, S.A. DE C.V		95,300	—	—	—	—	—
LG Electronics Mlawa Sp. z o.o.		215,768	—	—	—	—	259
LG Electronics Taiwan Taipei Co., Ltd.		4,258	—	—	—	—	6
LG Electronics Wroclaw Sp. Z o.o		232,844	—	—	—	—	25
LG Hitachi Water Solutions Co., Ltd.		—	—	—	26,329	—	3,978
LG Electronics Reynosa, S.A. DE C.V.		471,919	—	—	—	—	748

27.	Related Parties and Others, Continued

(In millions of won)
	For the six-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
HiEntech Co., Ltd.	~~W~~	—	—	—	—	—	12,552
Hientech (Tianjin) Co., LTD		—	—	—	—	—	14,883
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	—	—	—	4,110
LG Electronics Almaty Kazakhstan		6,314	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd.		7,770	—	—	—	—	16
Others		2,367	—	—	—	—	1,717

	~~W~~	1,584,029	—	108,009	26,329	—	60,694

	~~W~~	2,533,929	59,024	583,046	375,706	38,847	103,341

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2017		December 31, 2016	June 30, 2017	December 31, 2016
Associates
New Optics Ltd.(*)	~~W~~	—	1,000	—	8,616
INVENIA Co., Ltd.		625	833	10,407	6,515
AVATEC Co., Ltd.		—	—	5,696	5,190
Paju Electric Glass Co., Ltd.		—	—	67,187	71,685
Shinbo Electric Co., Ltd.(*)		—	85,011	—	64,693
Narenanotech Corporation(*)		—	300	—	2,826
WooRee E&L Co., Ltd.		—	—	12	—
YAS Co., Ltd.		625	833	30,005	3,531

	~~W~~	1,250	87,977	113,307	163,056

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	402,619	357,577	249,803	160,309
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	9,266	4,651	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		28,413	35,121	483	7
LG Electronics Nanjing New Technology Co., Ltd.		51,178	51,794	54	78
LG Electronics RUS, LLC		12,837	47,686	—	—
LG Electronics do Brasil Ltda.		22,309	14,299	71	27

27.	Related Parties and Others, Continued

(In millions of won)

	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2017		December 31, 2016	June 30, 2017	December 31, 2016
LG Innotek Co., Ltd.	~~W~~	407	1,070	55,592	50,919
Qingdao LG Inspur Digital Communication Co., Ltd.		12,834	7,007	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		51,894	72,963	—	5
LG Electronics Mexicali, S.A. DE C.V.		45,230	11,959	—	13
LG Electronics Mlawa Sp. z o.o.		122,691	222,480	—	27
LG Hitachi Water Solutions Co., Ltd.		—	—	57,990	108,119
LG Electronics Reynosa, S.A. DE C.V.		177,925	93,873	218	259
HiEntech Co., Ltd.		—	—	5,383	4,080
Hientech (Tianjin) Co., LTD		—	—	8,120	3,746
LG Electronics Air-Conditioning (Shandong) Co., Ltd.		—	—	5,912	—
Others		8,911	42,084	1,446	2,962

	~~W~~	543,895	604,987	135,269	170,242

	~~W~~	947,764	1,050,541	498,379	493,607

(*)	Excluded from related parties due to disposal of equity investments during the six-month period ended June 30, 2017.

27.	Related Parties and Others, Continued

(d)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	2017			2016
Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.	~~W~~	—	208	—	—
YAS Co., Ltd.		—	208	—	—

	~~W~~	—	416	—	—

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month and six-month periods ended June 30, 2017 and 2016 and as of June 30, 2017 and December 31, 2016 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended June 30, 2017			For the six-month period ended June 30, 2017		June 30, 2017
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	—	219,061	—	441,180	4	112,365
LG Chem (Nanjing) Information & Electronics Materials Co., Ltd.		—	99,085	—	205,468	—	70,450
LG Chem (China) Investment Co., Ltd.		—	1,571	—	3,291	—	1,289
Serveone Co., Ltd.		134	335,426	249	644,981	20,249	349,253
Serveone (Nanjing) Co., Ltd.		—	29,042	—	55,820	—	29,136
Serveone Construction Co., Ltd.		—	26,949	—	39,869	—	29,252
Serveone (Guangzhou) Co., Ltd.		—	23,805	—	44,135	—	23,264
Serveone Vietnam Co., Ltd.		—	4,257	—	6,075	—	3,131
Silicon Works Co., Ltd.		—	138,450	—	285,467	—	93,479
LG CNS Co., Ltd.		102	42,571	139	65,438	—	34,389
LG CNS China Inc.		—	6,511	—	11,066	—	4,478
LG N-Sys Inc.		—	4,049	—	6,830	—	6,938
LG International Corp.		5,426	30,647	9,241	51,792	10,076	21,615
LG International (America) Inc.		7,118	28,852	12,265	65,698	6,231	18,595

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2017			For the six-month period ended June 30, 2017		June 30, 2017
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International (Japan) Ltd.	~~W~~	38,143	334,342	82,829	589,728	1,359	213,257
LG International (HongKong) Ltd.		890	4,230	890	4,230	—	3,875
LG International (Singapore) Pte. Ltd.		134,185	69	256,124	143	95,433	29
LG International (Deutschland) GmbH		—	11,694	—	20,373	—	5,423
Pantos Logistics Co., Ltd.		10	22,910	24	47,323	—	8,220
Pantos Logistics (China) Co., Ltd.		—	1,370	—	4,150	—	402
Pantos Logistics (Shanghai) Co., Ltd.		—	4,898	—	10,060	—	2,011
Pantos Logistics (Shenzhen) Co., Ltd.		—	40,133	—	73,462	—	7,733
Pantos Logistics Poland		—	1,110	—	2,546	9	479
Hi Logistics China Co., Ltd.		—	3,937	—	8,223	—	1,447
LG Management Development Institute		—	2,372	—	4,382	3,480	417
LG Corp.		—	15,259	—	30,958	4,700	1,362
Others	~~W~~	12	11,349	967	16,349	2,263	9,806

	~~W~~	186,020	1,443,949	362,728	2,739,037	143,804	1,052,095

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2016			For the six-month period ended June 30, 2016		December 31, 2016
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	—	251,338	13	510,600	30	106,790
LG Chem (Nanjing) Information & Electronics Materials Co.,Ltd.		—	101,677	—	175,896	—	79,117
Serveone Co., Ltd.		133	242,248	265	422,900	20,157	398,671
Serveone (Nanjing) Co., Ltd.		—	23,109	—	47,110	—	47,485
Serveone Construction (NanJing) Co., Ltd.		—	13,193	—	24,408	—	8,951
Serveone Guangzhou Co., Ltd.		—	21,378	—	42,837	—	19,719
Serveone Vietnam Co., Ltd.		—	93	—	93	—	587
Silicon Works Co., Ltd.		—	144,138	—	296,120	13	106,313
Hi Logistics Co., Ltd.		10	6,690	20	14,196	—	—
Hi Logistics China Co., Ltd.		—	2,661	—	5,464	—	1,535
LG CNS Co., Ltd.		250	30,421	417	52,579	—	89,152
LG CNS China Inc.		—	10,683	—	15,241	—	8,597
LG N-Sys Inc.		—	3,102	—	4,363	—	9,259
LG International Corp.		2,810	31,394	2,874	55,905	16,951	16,930
LG International (America) Inc.		5,990	2,041	12,864	4,246	3,594	20,449
LG International (Japan) Ltd.		34,723	124,503	69,085	259,066	14,603	125,689
LG International (HongKong) Ltd.		5,645	157	6,369	157	346	—

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2016			For the six-month period ended June 30, 2016		December 31, 2016
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG International (Singapore) Pte. Ltd.	~~W~~	110,716	570	264,894	1,190	31,071	—
Pantos Logistics Co., Ltd.		—	13,512	—	26,977	—	8,183
Pantos Logistics (China) Co., Ltd.		—	2,674	—	5,399	—	1,045
Pantos Logistics (Shanghai) Co., Ltd.		—	4,904	—	10,373	—	2,251
Pantos Logistics (Shenzhen) Co., Ltd.		—	15,625	—	55,605	—	8,577
LG Management Development Institute		—	2,549	—	4,434	3,480	376
LG Corp.		—	13,204	—	26,631	7,937	—
Others		498	4,798	1,482	9,324	2,732	8,891

		160,775	1,066,662	358,283	2,071,114	100,914	1,068,567

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30,			For the six-month periods ended June 30,
	2017		2016	2017	2016
Short-term benefits	~~W~~	691	818	2,008	1,532
Expenses related to the defined benefit plan		204	203	297	711

	~~W~~	895	1,021	2,305	2,243

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

June 30, 2017 and 2016

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of June 30, 2017, the condensed separate interim statements of comprehensive income (loss) for each of the three-month and six-month periods ended June 30, 2017 and 2016, and statements of changes in equity and cash flows for the six-month periods ended June 30, 2017 and 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2016, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated February 21, 2017, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

August 11, 2017

This report is effective as of August 11, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of June 30, 2017 and December 31, 2016

(In millions of won)	Note	June 30, 2017		December 31, 2016
Assets
Cash and cash equivalents	4, 24	~~W~~	251,434	259,467
Deposits in banks	4, 24		977,200	1,076,520
Trade accounts and notes receivable, net	5, 14, 24, 26		4,804,592	5,128,925
Other accounts receivable, net	5, 24		84,214	403,744
Other current financial assets	6, 24		14,848	7,696
Inventories	7		1,686,862	1,706,983
Other current assets	5		242,180	129,240

Total current assets			8,061,330	8,712,575
Deposits in banks	4, 24		12	13
Investments	8		2,655,725	2,656,026
Other non-current financial assets	6, 24		56,750	52,649
Property, plant and equipment, net	9		10,318,090	8,757,973
Intangible assets, net	10		651,272	673,966
Deferred tax assets	22		680,553	653,613
Other non-current assets	5		352,409	305,935

Total non-current assets			14,714,811	13,100,175

Total assets		~~W~~	22,776,141	21,812,750

Liabilities
Trade accounts and notes payable	24, 26	~~W~~	2,186,342	2,738,383
Current financial liabilities	11, 24		580,225	667,735
Other accounts payable	24		1,966,878	1,921,141
Accrued expenses			501,897	590,129
Income tax payable			231,354	155,641
Provisions	13		76,407	54,040
Advances received			10,741	18,944
Other current liabilities	13		30,852	30,331

Total current liabilities			5,584,696	6,176,344
Non-current financial liabilities	11, 24		3,246,284	3,185,449
Non-current provisions	13		22,743	8,155
Defined benefit liabilities, net	12		244,882	142,212
Long-term Advances from Customers	14		569,800	—
Other non-current liabilities	13		65,540	65,143

Total non-current liabilities			4,149,249	3,400,959

Total liabilities			9,733,945	9,577,303

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Retained earnings			9,002,004	8,195,255

Total equity			13,042,196	12,235,447

Total liabilities and equity		~~W~~	22,776,141	21,812,750

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Income

(Unaudited)

For the three-month and six-month periods ended June 30, 2017 and 2016

(In millions of won, except earnings per share)	Note	For the three-month period ended June 30			For the six-month period ended June 30
		2017		2016	2017		2016
Revenue	16, 26	~~W~~	6,022,851	5,375,992	~~W~~	12,565,798	10,943,462
Cost of sales	7, 17, 26		(4,927,871)	(5,010,819)		(10,146,804)	(10,223,382)

Gross profit			1,094,980	365,173		2,418,994	720,080
Selling expenses	18		(136,546)	(93,171)		(303,451)	(187,849)
Administrative expenses	18		(115,198)	(109,046)		(233,000)	(216,737)
Research and development expenses			(307,006)	(253,442)		(587,302)	(523,231)

Operating profit (loss)			536,230	(90,486)		1,295,241	(207,737)

Finance income	21		23,806	47,127		95,638	113,497
Finance costs	21		(69,048)	(38,221)		(65,955)	(68,322)
Other non-operating income	20		82,575	132,435		386,724	496,381
Other non-operating expenses	20		(25,291)	(116,179)		(514,830)	(495,626)

Profit (loss) before income tax			548,272	(65,324)		1,196,818	(161,807)
Income tax expense	22		70,417	73,268		204,851	30,889

Profit (loss) for the period			477,855	(138,592)		991,967	(192,696)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	12		(3,599)	(1,324)		(8,324)	(2,784)
Related income tax	12		871	321		2,014	674

			(2,728)	(1,003)		(6,310)	(2,110)
Items that are or may be reclassified to profit or loss
Net change in fair value of available-for-sale financial assets	21		—	—		—	(77)
Related income tax	21		—	—		—	19

			—	—		—	(58)
Other comprehensive loss for the period, net of income tax			(2,728)	(1,003)		(6,310)	(2,168)

Total comprehensive income (loss) for the period		~~W~~	475,127	(139,595)	~~W~~	985,657	(194,864)

Earnings (loss) per share (In Won)
Basic earnings (loss) per share	23	~~W~~	1,335	(387)	~~W~~	2,772	(539)

Diluted earnings (loss) per share	23	~~W~~	1,335	(387)	~~W~~	2,772	(539)

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended June 30, 2017 and 2016

(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Total equity
Balances at January 1, 2016	~~W~~	1,789,079	2,251,113	7,289,333	58	11,329,583

Total comprehensive loss for the period
Loss for the period		—	—	(192,696)	—	(192,696)
Other comprehensive loss
Net change in fair value of available-for-sale financial assets, net of tax		—	—	—	(58)	(58)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(2,110)	—	(2,110)

Total other comprehensive loss		—	—	(2,110)	(58)	(2,168)

Total comprehensive loss for the period	~~W~~	—	—	(194,806)	(58)	(194,864)

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at June 30, 2016	~~W~~	1,789,079	2,251,113	6,915,619	—	10,955,811

Balances at January 1, 2017	~~W~~	1,789,079	2,251,113	8,195,255	—	12,235,447

Total comprehensive income for the period
Profit for the period		—	—	991,967	—	991,967
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(6,310)	—	(6,310)

Total other comprehensive loss		—	—	(6,310)	—	(6,310)

Total comprehensive income for the period	~~W~~	—	—	985,657	—	985,657

Transaction with owners, recognized directly in equity
Dividends to equity holders		—	—	(178,908)	—	(178,908)

Balances at June 30, 2017	~~W~~	1,789,079	2,251,113	9,002,004	—	13,042,196

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the six-month periods ended June 30, 2017 and 2016

	Note	2017		2016
(In millions of won)
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	991,967	(192,696)
Adjustments for:
Income tax expense	22		204,851	30,889
Depreciation	17		810,712	1,074,410
Amortization of intangible assets	17		201,071	155,170
Gain on foreign currency translation			(54,055)	(35,825)
Loss on foreign currency translation			36,777	48,770
Expenses related to defined benefit plans	12		98,427	110,392
Gain on disposal of property, plant and equipment			(45,817)	(29,191)
Loss on disposal of property, plant and equipment			3,208	2,209
Gain on disposal of intangible assets			(308)	(900)
Loss on disposal of intangible assets			—	20
Impairment loss on intangible assets			1,677	85
Finance income			(75,808)	(111,959)
Finance costs			57,782	54,566
Other income			(16,444)	(659)
Other expenses			113,423	68,233

			1,335,496	1,366,210
Changes in trade accounts and notes receivable			367,949	433,198
Changes in other accounts receivable			(6,546)	(71,443)
Changes in other current assets			(59,155)	(86,327)
Changes in inventories			20,121	(47,854)
Changes in other non-current assets			(93,161)	(43,279)
Changes in trade accounts and notes payable			(573,009)	(830,301)
Changes in other accounts payable			(79,699)	(52,316)
Changes in accrued expenses			(86,658)	(152,064)
Changes in other current liabilities			(7,714)	(5,412)
Changes in long-term advances from customers			565,950	—
Changes in other non-current liabilities			3,308	11,766
Changes in provisions			(76,219)	(52,185)
Changes in defined benefit liabilities, net			(4,080)	(117,249)

			(28,913)	(1,013,466)
Cash generated from operating activities			2,298,550	160,048
Income taxes paid			(168,071)	(36,252)
Interests received			12,816	18,279
Interests paid			(44,920)	(48,955)

Net cash provided by operating activities		~~W~~	2,098,375	93,120

See accompanying notes to the condensed separate interim financial statements.

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the six-month periods ended June 30, 2017 and 2016

	Note	2017		2016
(In millions of won)
Cash flows from investing activities:
Dividends received		~~W~~	316,469	514,109
Proceeds from withdrawal of deposits in banks			1,040,501	1,399,102
Increase in deposits in banks			(941,180)	(1,390,500)
Acquisition of available-for-sale financial assets			(4)	—
Proceeds from disposal of available-for-sale financial assets			—	419
Acquisition of financial assets at fair value through profit or loss			—	(1,500)
Acquisition of investments			(51,500)	(127,978)
Proceeds from disposal of investments			6,697	5,530
Acquisition of property, plant and equipment			(2,229,875)	(790,082)
Proceeds from disposal of property, plant and equipment			109,212	57,701
Acquisition of intangible assets			(203,509)	(227,989)
Proceeds from disposal of intangible assets			750	1,056
Government grants received			1,505	730
Receipt from settlement of derivatives			2,895	75
Proceeds from collection of short-term loans			430	4,650
Increase in long-term loans			(300)	(18,430)
Decrease in deposits			626	911
Increase in deposits			(1,357)	(180)

Net cash used in investing activities			(1,948,640)	(572,376)

Cash flows from financing activities:	25
Proceeds from short-term borrowings			—	107,345
Repayments of short-term borrowings			(113,209)	—
Proceeds from issuance of debentures			298,780	298,784
Proceeds from long-term debt			200,000	793,002
Repayments of current portion of long-term debt and debentures			(364,431)	(532,574)
Dividends paid			(178,908)	(178,908)

Net cash provided by (used in) financing activities			(157,768)	487,649

Net increase (decrease) in cash and cash equivalents			(8,033)	8,393
Cash and cash equivalents at January 1			259,467	108,044

Cash and cash equivalents at June 30		~~W~~	251,434	116,437

See accompanying notes to the condensed separate interim financial statements.

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of June 30, 2017, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Poland. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of June 30, 2017, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of June 30, 2017, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of June 30, 2017, there are 28,429,536 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2016.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

2.	Basis of Presenting Financial Statements, Continued

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

•	derivative instruments, financial assets at fair value through profit or loss and available-for-sale financial assets are measured at fair value, and

•	net defined benefit liabilities are recognized as the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied in its separate financial statements as of and for the year ended December 31, 2016.

3.	Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2016, except for the application of K-IFRS No. 1034, Interim Financial Reporting, and the amended accounting standards explained below:

(a)	Changes in Accounting Policies

(i)	K-IFRS No. 1007, Statement of Cash Flows

The Company has adopted the amendment to K-IFRS No. 1007, Statement of Cash Flows, since January 1, 2017. The amendment to K-IFRS No. 1007 is part of the disclosure initiative to improve presentation and disclosure in financial statements and requires an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities including both changes due to cash flows and non-cash changes such as changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value and other changes. The Company has applied the amendment and disclosed changes in liabilities arose from financing activities including both changes due to cash flows and non-cash changes in note 25.

(ii)	K-IFRS No. 1012, Income Taxes

The Company has adopted the amendment to K-IFRS No. 1012, Income Taxes, since January 1, 2017. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendment provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. There is no impact of applying this amendment on the condensed separate interim financial statements.

3.	Summary of Significant Accounting Policies, Continued

(b)	New and Amended Standards and Interpretations Not Yet Adopted

A number of new standards and interpretations are effective for annual periods beginning after January 1, 2017 and earlier application is permitted; however, the Company has not early adopted the following new standards and interpretations in preparing these condensed separate interim financial statements.

(i)	K-IFRS No. 1109, Financial Instruments

The Company plans to adopt K-IFRS No. 1109, Financial Instruments, in its separate financial statements for annual periods beginning on January 1, 2018, finalize assessing the financial impact of the adoption of K-IFRS No. 1109 by September 30. 2017 and disclose the results in its separate financial statements for the year ending December 31, 2017. As of June 30, 2017, other than the potential impacts described in the separate financial statements as of and for the year ended December 31, 2016, there are no significant changes in relation to preparation for the adoption of this new standard.

(ii)	K-IFRS No. 1115, Revenue from Contracts with Customers

The Company plans to adopt K-IFRS No. 1115, Revenue from Contracts with Customers, in its separate financial statements for annual periods beginning on January 1, 2018, finalize assessing the financial impact of the adoption of K-IFRS No. 1115 by September 30. 2017 and disclose the results in its separate financial statements for the year ending December 31, 2017. As of June 30, 2017, other than the potential impacts described in the separate financial statements as of and for the year ended December 31, 2016, there are no significant changes in relation to preparation for the adoption of this new standard.

(iii)	K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration

According to the new interpretation, K-IFRS No. 2112, Foreign Currency Transactions and Advance Consideration, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. K-IFRS No. 2122 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently assessing the potential impact on its condensed separate interim financial statements resulting from the application of new interpretation.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Current assets
Cash and cash equivalents
Demand deposits	~~W~~	251,434	259,467
Deposits in banks
Time deposits	~~W~~	904,814	1,004,134
Restricted cash (*)		72,386	72,386

	~~W~~	977,200	1,076,520

Non-current assets
Deposits in banks
Restricted cash (*)	~~W~~	12	13

	~~W~~	1,228,646	1,336,000

(*)	Restricted cash includes mutual growth fund to aid LG Group’s second and third-tier suppliers, pledge to enforce investment plans according to the receipt of subsidies from Gumi city and Gyeongsangbuk-do and others.

5.	Receivables and Other Assets

(a)	Trade accounts and notes receivable as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Trade, net	~~W~~	456,617	275,413
Due from related parties		4,347,975	4,853,512

	~~W~~	4,804,592	5,128,925

(b)	Other accounts receivable as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Current assets
Non-trade receivable, net	~~W~~	77,574	395,534
Accrued income		6,640	8,210

	~~W~~	84,214	403,744

Due from related parties included in other accounts receivable, as of June 30, 2017 and December 31, 2016 are ~~W~~29,575 million and ~~W~~308,756 million, respectively.

5.	Receivables and Other Assets, Continued

(c)	The aging of trade accounts and note receivable, other accounts receivable and long-term non-trade receivable as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Not past due	~~W~~	4,804,701	83,969	16,793	(598)	(346)	(168)
Past due 1-15 days		169	320	—	—	—	—
Past due 16-30 days		2	41	—	—	—	—
Past due 31-60 days		—	32	—	—	—	—
Past due more than 60 days		318	597	—	—	(399)	—

	~~W~~	4,805,190	84,959	16,793	(598)	(745)	(168)

5.	Receivables and Other Assets, Continued

(In millions of won)	December 31, 2016
	Book value				Impairment loss
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Not past due	~~W~~	5,128,853	400,829	2,354	(520)	(380)	(23)
Past due 1-15 days		113	2,281	—	—	(20)	—
Past due 16-30 days		394	309	—	—	—	—
Past due 31-60 days		63	639	—	—	(6)	—
Past due more than 60 days		22	490	—	—	(398)	—

	~~W~~	5,129,445	404,548	2,354	(520)	(804)	(23)

The movement in the allowance for impairment in respect of trade accounts and notes receivable, other accounts receivable and long-term non-trade receivable for the six-month period ended June 30, 2017 and the year ended December 31, 2016 are as follows:

(In millions of won)	2017				2016
	Trade accounts and notes receivable		Other accounts receivable	Long-term non-trade receivable	Trade accounts and notes receivable	Other accounts receivable	Long-term non-trade receivable
Balance at the beginning of the period	~~W~~	520	804	23	600	406	52
(Reversal of) bad debt expense		78	(59)	145	(80)	398	(29)

Balance at the reporting date	~~W~~	598	745	168	520	804	23

5.	Receivables and Other Assets, Continued

(d)	Other assets as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Current assets
Advance payments	~~W~~	5,140	7,240
Prepaid expenses		148,103	65,842
Value added tax refundable		72,657	56,158
Emission rights		16,280	—

	~~W~~	242,180	129,240

Non-current assets
Long-term prepaid expenses	~~W~~	351,409	304,935
Long-term advanced payment		1,000	1,000

	~~W~~	352,409	305,935

6.	Other Financial Assets

(a)	Other financial assets as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Current assets
Short-term loans	~~W~~	14,848	7,696

		14,848	7,696

Non-current assets
Financial asset at fair value through profit or loss	~~W~~	1,382	1,382
Available-for-sale financial assets		4,415	5,708
Deposits		14,142	13,422
Long-term loans		19,879	29,562
Long-term non-trade receivable		16,625	2,331
Derivatives(*)		307	244

	~~W~~	56,750	52,649

Other financial assets of related parties as of June 30, 2017 and December 31, 2016 are ~~W~~1,762 million and ~~W~~3,488 million, respectively.

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Available-for-sale financial assets as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Non-current assets
Debt securities
Government bonds	~~W~~	159	154
Equity securities
Intellectual Discovery, Ltd.	~~W~~	729	729
Kyulux, Inc.		1,968	3,266
Henghao Technology Co., Ltd.		1,559	1,559

	~~W~~	4,256	5,554

	~~W~~	4,415	5,708

7.	Inventories

Inventories as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Finished goods	~~W~~	511,513	527,658
Work-in-process		642,746	633,422
Raw materials		313,815	312,013
Supplies		218,788	233,890

	~~W~~	1,686,862	1,706,983

For the six-month periods ended June 30, 2017 and 2016, the amount of inventories recognized as cost of sales, inventory write-downs and reversal and usage of inventory write-downs included in cost of sales are as follows:

(In millions of won)	2017		2016
Inventories recognized as cost of sales	~~W~~	10,146,804	10,223,382
Including: inventory write-downs		215,927	301,220
Including: reversal and usage of inventory write-downs		(185,454)	(342,623)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)			June 30, 2017			December 31, 2016
Overseas Subsidiaries	Location	Business	Percentage of ownership	Book value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell Display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Ratingen, Germany	Sell Display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell Display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell Display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture Display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell Display products	100%		9,093	100%		9,093
LG Display Poland Sp. z o.o.	Wroclaw, Poland	Manufacture Display products	100%		194,992	100%		194,992
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture Display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell Display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell Display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture Display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.(*1)	Guangzhou,China	Manufacture and Sell Display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell Display products	100%		218	100%		218
Global OLED Technology LLC	Herndon, U.S.A	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture Display Products	100%		117,378	100%		117,378
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
Money Market Trust(*2)	Seoul, South Korea	Money market trust	100%		51,500	—		—

				~~W~~	2,570,940		~~W~~	2,519,440

8.	Investments, Continued

(*1)	In June 2017, LG Display Guangzhou Co., Ltd. (“LGDGZ”) contributed ~~W~~8,606 million in cash for the capital increase of LG Display (China) Co., Ltd. (“LGDCA”).
(*2)	For the six-month period ended June 30, 2017, the Company acquired ~~W~~51,500 million of Money Market Trust.

(b)	Investments in associates consist of the following:

(In millions of won)
			June 30, 2017			December 31, 2016
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture electric glass for FPDs	40%	~~W~~	45,089	40%	~~W~~	45,089
New Optics Ltd. (*1)	Yangju, South Korea	Manufacture back light parts for TFT-LCDs	—		—	46%		14,221
INVENIA Co., Ltd.	Seongnam, South Korea	Develop and manufacture the equipment for FPDs	13%		6,330	13%		6,330
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	14%		10,268	14%		10,268
LB Gemini New Growth Fund No.16 (*2)	Seoul, South Korea	Invest in small and middle sized companies and benefit from M&A opportunities	31%		434	31%		2,510
Can Yang Investments Limited (*3)	Hong Kong	Develop, manufacture and sell LED parts	9%		2,064	9%		7,568
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	18%		10,000	18%		10,000
Narenanotech Corporation (*1)	Yongin, South Korea	Manufacture and sell FPD manufacturing equipment	—		—	23%		30,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell electric glass for FPDs	17%		10,600	17%		10,600
Arctic Sentinel, Inc.	Los Angeles U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—

				~~W~~	84,785		~~W~~	136,586

(*1)	For the six-month period ended June 30, 2017, the Company disposed of the entire investments in New Optics Ltd and Narenanotech Corporation.
(*2)	The Company is a member of a limited partnership in the LB Gemini New Growth Fund No.16 (“the Fund”). For the six-month period ended June 30, 2017, the Company received ~~W~~2,076 million from the Fund as capital distribution and there were no changes in the Company’s ownership percentage in the Fund. On the other hand, a resolution to dissolve the fund was approved at the general meeting and the fund is in process of liquidation as of June 30, 2017. Accordingly, there were no additional investments for the six-month period ended June 30, 2017.
(*3)	The Company recognized an impairment loss of ~~W~~5,504 million as finance cost for the difference between the carrying amount and the recoverable amount of investments in Can Yang Investments Limited.

For the six-month period ended June 30, 2017, the aggregate amount of received dividends from associates are ~~W~~8,639 million.

9.	Property, Plant and Equipment

For the six-month periods ended June 30, 2017 and 2016, the Company purchased property, plant and equipment of ~~W~~2,400,858 million and ~~W~~972,247 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~15,525 million and 1.83%, and ~~W~~4,846 million and 2.28% for the six-month periods ended June 30, 2017 and 2016, respectively. Also, for the six-month periods ended June 30, 2017 and 2016, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~28,525 million and ~~W~~13,715 million, respectively, and recognized ~~W~~45,817 million and ~~W~~3,208 million, respectively, as gain and loss on disposal of property, plant and equipment for the six-month period ended June 30, 2017 (gain and loss for the six-month period ended June 30, 2016: ~~W~~29,191 million and ~~W~~2,209 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of June 30, 2017 and December 31, 2016, are ~~W~~250,404 million and ~~W~~256,340 million, respectively.

11.	Financial Liabilities

(a)	Financial liabilities as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017		December 31, 2016
Current
Short-term borrowings	~~W~~	—	113,209
Current portion of long-term debt		580,225	554,526

	~~W~~	580,225	667,735

Non-current
Won denominated borrowings	~~W~~	1,021,584	821,922
Foreign currency denominated borrowings		803,418	851,993
Bonds		1,421,002	1,511,062
Derivatives(*)		280	472

	~~W~~	3,246,284	3,185,449

(*)	Represents interest rate swap contracts related to borrowings with variable interest rate.

(b)	Short-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of June 30, 2017 (%)	June 30, 2017		December 31, 2016
Standard Chartered Bank Korea Limited	—	~~W~~	—	113,209

Foreign currency equivalent			—	USD 94

(c)	Won denominated long-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
Lender	Annual interest rate as of June 30, 2017 (%)	June 30, 2017		December 31, 2016
Woori Bank	3-year Korean Treasury Bond rate - 1.25, 2.75	~~W~~	2,261	2,991
Shinhan Bank	CD rate (91days) + 0.30		200,000	200,000
Korea Development Bank and others	CD rate (91days) + 0.64~0.74 2.28 ~ 2.58		820,000	620,000
Less current portion of long-term borrowings			(677)	(1,069)

		~~W~~	1,021,584	821,922

11.	Financial Liabilities, Continued

(d)	Foreign currency denominated long-term borrowings as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won and USD)
Lender	Annual interest rate as of June 30, 2017 (%)(*)	June 30, 2017		December 31, 2016
The Export-Import Bank of Korea and Others	3ML+0.55 ~1.40	~~W~~	803,418	1,027,225
Standard Chartered Bank Korea Limited	—		—	8,469

Foreign currency equivalent			USD 705	USD 857

Less current portion of long-term borrowings			—	(183,701)

		~~W~~	803,418	851,993

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

(e)	Details of bonds issued and outstanding as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Maturity	Annual interest rate as of June 30, 2017 (%)	June 30, 2017		December 31, 2016
Won denominated bonds(*)
Publicly issued bonds	October 2017~ June 2022	1.73~3.73	~~W~~	2,005,000	1,885,000
Less discount on bonds				(4,450)	(4,182)
Less current portion				(579,548)	(369,756)

			~~W~~	1,421,002	1,511,062

(*)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.

12.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities recognized as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Present value of partially funded defined benefit obligations	~~W~~	1,480,533	1,400,621
Fair value of plan assets		(1,235,651)	(1,258,409)

	~~W~~	244,882	142,212

(b)	Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Current service cost	~~W~~	48,616	52,626	97,231	105,252
Net interest cost		598	2,570	1,196	5,140

	~~W~~	49,214	55,196	98,427	110,392

(c)	Plan assets as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Guaranteed deposits in banks	~~W~~	1,235,651	1,258,409

As of June 30, 2017, the Company maintains the plan assets primarily with Mirae Asset Daewoo Co., Ltd., Shinhan Bank and others.

(d)	Remeasurements of the net defined benefit liabilities included in other comprehensive income (loss) for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Remeasurements of net defined benefit liabilities	~~W~~	(3,599)	(1,324)	(8,324)	(2,784)
Tax effect		871	321	2,014	674

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(2,728)	(1,003)	(6,310)	(2,110)

13.	Provisions and Other Liabilities

(a)	Changes in provisions for the period ended June 30, 2017 are as follows:

(In millions of won)
	Warranties (*)		Others	Total
Balance at January 1, 2017	~~W~~	60,530	1,665	62,195
Additions		113,174	1,374	114,548
Usage		(77,593)	—	(77,593)

Balance at June 30, 2017	~~W~~	96,111	3,039	99,150

Current	~~W~~	73,368	3,039	76,407
Non-current	~~W~~	22,743	—	22,743

(*)	The provision for warranties covers defective products and is normally applicable for 18 months from the date of purchase. The warranty liability is calculated by using historical and anticipated rates of warranty claims, and costs per claim to satisfy the Company’s warranty obligation.

(b)	Other liabilities as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Current liabilities
Withholdings	~~W~~	25,323	24,840
Unearned revenues		5,529	5,491

	~~W~~	30,852	30,331

Non-current liabilities
Long-term accrued expenses	~~W~~	64,374	61,615
Long-term other accounts payable		1,166	3,528

	~~W~~	65,540	65,143

14.	Contingencies and Commitments

(a)	Legal Proceedings

Delaware Display Group LLC and Innovative Display Technologies LLC (“DDG” and “IDT”)

In December 2013, Delaware Display Group LLC and Innovative Display Technologies LLC filed a patent infringement case (“First Case”) against the Company and LG Display America, Inc. in the United States District Court for the District of Delaware and “DDG” and “IDT” filed a new patent infringement case against the Company and LG Display America, Inc. over the three patents that were dismissed without prejudice from the First Case in December 2015. Additionally, in August 2016, Innovative Display Technologies LLC filed a new patent infringement case against the Company and LG Display America, Inc. in the United States District Court for the Eastern District of Texas with respect to two new patents. In March 2017, the parties reached settlements in principle through mediation. In April 2017, the parties filed a stipulation of dismissal and amicably settled all claims asserted in the above-mentioned patent litigations.

Surpass Tech Innovation LLC

In March 2014, Surpass Tech Innovation LLC filed a complaint in the United States District Court for the District of Delaware against the Company and LG Display America, Inc. for alleged patent infringement. In April 2017, the case was terminated pursuant to a stipulation of dismissal filed by Surpass Tech Innovation LLC.

Others

The Company is defending against various claims in addition to pending proceedings described above. The Company does not have a present obligation for these matters and has not recognized any provision at June 30, 2017.

14.	Contingencies and Commitments, Continued

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,913 million (~~W~~2,180,602 million) in connection with the Company’s export sales transactions with its subsidiaries. As of June 30, 2017, no short-term borrowings were outstanding in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~420,484 million in connection with its domestic and export sales transactions and, as of June 30, 2017, no accounts and notes receivable sold to Shinhan Bank were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

Letters of credit

As of June 30, 2017, the Company has agreements in relation to the opening of letters of credit up to USD 30 million (~~W~~34,188 million) with KEB Hana Bank, USD 80 million (~~W~~91,168 million) with Bank of China and USD 50 million (~~W~~56,980 million) with Sumitomo Mitsui Banking Corporation.

Payment guarantees

The Company provides a payment guarantee in connection with the term loan credit facilities of LG Display Vietnam Haiphong, Co., Ltd. amounting to USD 270 million (~~W~~307,692 million) for principals.

In addition, the Company obtained payment guarantees amounting to USD 500 million (~~W~~569,800 million) from KEB Hana Bank and others for advance received related to the long-term supply agreements and USD 8.5 million (~~W~~9,687 million) from Shinhan bank for value added tax payments in Poland.

License agreements

As of June 30, 2017, in relation to its LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In April 2017, in connection with long-term supply agreements, the Company received long-term advance of USD 500 million (~~W~~569,800 million) from a customer. The advance received will be offset against outstanding accounts receivable balances after a given period of time, as well as those arising from the supply of products thereafter. The Company received a payment guarantee amounting to USD 500 million (~~W~~569,800 million) from KEB Hana Bank and other various banks relating to advance received.

15.	Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of June 30, 2017 and December 31, 2016, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2016 to June 30, 2017.

16.	Revenue

Details of revenue for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Sales of goods	~~W~~	6,007,000	5,362,106	12,535,896	10,919,847
Royalties		4,256	3,402	8,856	6,001
Others		11,595	10,484	21,046	17,614

	~~W~~	6,022,851	5,375,992	12,565,798	10,943,462

17.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Changes in inventories	~~W~~	(79,955)	64,240	20,121	(47,854)
Purchases of raw materials, merchandise and others		2,340,533	2,310,946	4,703,099	4,886,351
Depreciation and amortization		521,164	585,480	1,011,783	1,229,580
Outsourcing fees		1,202,085	1,084,688	2,565,267	2,246,579
Labor costs		633,077	646,505	1,266,212	1,276,851
Supplies and others		246,740	209,986	454,946	406,126
Utility		164,941	168,843	334,336	348,972
Fees and commissions		113,094	117,656	230,455	230,947
Shipping costs		29,068	30,496	56,242	60,244
Advertising		44,965	13,767	89,454	27,814
Warranty expenses		44,997	23,222	113,174	53,492
Travel		20,352	16,337	36,839	31,656
Taxes and dues		11,235	11,239	23,631	24,427
Others		203,771	188,119	380,726	397,239

	~~W~~	5,496,067	5,471,524	11,286,285	11,172,424

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

18.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Salaries	~~W~~	52,943	48,363	106,039	94,375
Expenses related to defined benefit plans		6,557	7,158	13,112	14,437
Other employee benefits		10,913	11,836	25,561	24,239
Shipping costs		22,873	24,529	44,499	48,415
Fees and commissions		23,374	30,276	54,347	57,941
Depreciation		21,888	21,767	44,613	43,981
Taxes and dues		690	653	1,004	1,497
Advertising		44,965	13,767	89,454	27,814
Warranty expenses		44,997	23,222	113,174	53,492
Rent		2,500	2,509	5,007	4,946
Insurance		1,853	1,259	3,214	2,600
Travel		5,174	4,233	9,733	8,195
Training		4,191	4,815	7,358	7,690
Others		8,826	7,830	19,336	14,964

	~~W~~	251,744	202,217	536,451	404,586

19.	Personnel Expenses

Details of personnel expenses for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Salaries and wages	~~W~~	550,153	534,008	1,085,521	1,046,938
Other employee benefits		70,867	75,933	148,160	155,081
Contributions to National Pension plan		17,835	16,760	35,752	33,681
Expenses related to defined benefit plan		49,214	55,196	98,427	110,392

	~~W~~	688,069	681,897	1,367,860	1,346,092

20.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Rental income	~~W~~	895	931	1,764	1,856
Foreign currency gain		65,563	120,010	334,649	461,360
Reversal of allowance for doubtful accounts for other receivables		10	—	164	—
Gain on disposal of property, plant and equipment		15,503	10,808	45,817	29,191
Gain on disposal of intangible assets		308	—	308	900
Commission earned		173	318	295	635
Others		123	368	3,727	2,439

	~~W~~	82,575	132,435	386,724	496,381

(b)	Details of other non-operating expenses for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Foreign currency loss	~~W~~	15,845	111,133	499,102	474,401
Other bad debt expenses		204	—	250	—
Loss on disposal of property, plant and equipment		1,251	2,208	3,208	2,209
Loss on disposal of intangible assets		—	9	—	20
Impairment loss on intangible assets		—	—	1,677	85
Donations		7,979	1,851	10,343	4,731
Expenses related to legal proceedings or claims and others		12	978	250	14,180

	~~W~~	25,291	116,179	514,830	495,626

21.	Finance Income and Finance Costs

(a)	Finance income and costs recognized in profit and loss for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Finance income
Interest income	~~W~~	4,992	7,364	11,030	15,768
Dividend income		—	36,141	8,639	77,142
Foreign currency gain		15,658	619	68,405	14,389
Gain on disposal of investments		—	—	4,203	152
Gain on transaction of derivatives		3,106	1,414	3,106	2,540
Gain on valuation of derivatives		50	1,589	255	3,506

	~~W~~	23,806	47,127	95,638	113,497

Finance costs
Interest expense	~~W~~	12,445	22,158	28,367	45,876
Foreign currency loss		25,255	12,738	7,262	14,930
Loss on disposal of investments		23,281	—	22,401	—
Loss on impairment of investments		5,504	—	5,504	1,632
Loss on sale of trade accounts and notes receivable		25	—	25	3
Loss on impairment of available-for-sale financial assets		1,298	—	1,298	—
Loss on transaction of derivatives		110	1,368	211	2,380
Loss on valuation of derivatives		593	1,647	—	2,883
Other		537	310	887	618

	~~W~~	69,048	38,221	65,955	68,322

(b)	Finance income and costs recognized in other comprehensive income or loss for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Net change in fair value of available-for-sale financial assets	~~W~~	—	—	—	(77)
Tax effect		—	—	—	19

Finance income (costs) recognized in other comprehensive income or loss after tax	~~W~~	—	—	—	(58)

22.	Income Taxes

(a)	Details of income tax expense for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Current tax expense	~~W~~	133,672	1,900	229,777	10,662
Deferred tax expense (benefit)		(63,255)	71,368	(24,926)	20,227

Income tax expense	~~W~~	70,417	73,268	204,851	30,889

(b)	Deferred Tax Assets and Liabilities

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income.

Deferred tax assets and liabilities as of June 30, 2017 and December 31, 2016 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	June 30, 2017		December 31, 2016	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Other accounts receivable, net	~~W~~	—	—	(757)	(1,190)	(757)	(1,190)
Inventories, net		35,433	32,150	—	—	35,433	32,150
Defined benefit liabilities, net		36,929	10,817	—	—	36,929	10,817
Accrued expenses		93,923	119,952	—	—	93,923	119,952
Property, plant and equipment		175,787	177,833	—	—	175,787	177,833
Intangible assets		984	744	—	—	984	744
Provisions		23,994	15,051	—	—	23,994	15,051
Gain or loss on foreign currency translation, net		11	11	—	—	11	11
Others		11,637	10,845	—	—	11,637	10,845
Tax credit carryforwards		302,612	287,400	—	—	302,612	287,400

Deferred tax assets (liabilities)	~~W~~	681,310	654,803	(757)	(1,190)	680,553	653,613

Statutory tax rate applicable to the Company is 24.2% for the six-month period ended June 30, 2017.

23.	Earnings (Loss) Per Share

(a)	Basic earnings (loss) per share for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In won and number of shares)	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Profit (loss) for the period	~~W~~	477,855,702,905	(138,591,862,245)	991,967,435,457	(192,695,762,272)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700	357,815,700	357,815,700

Earnings (loss) per share	~~W~~	1,335	(387)	2,772	(539)

For the three-month and six-month periods ended June 30, 2017 and 2016, there were no events or transactions that resulted in changes in the number of common stocks used for calculating earnings (loss) per share.

(b)	Diluted earnings (loss) per share for the six-month periods ended June 30, 2017 and 2016 are not calculated since there was no potential common stock.

24.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below a threshold level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company adopts policies to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of June 30, 2017 and December 31, 2016 is as follows:

(In millions)	June 30, 2017
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	52	1,045	1	2	—
Trade accounts and notes receivable	3,869	355	—	—	—
Non-trade receivable	19	1,363	—	—	5
Long-term non-trade receivable	3	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,100)	(13,160)	—	—	—
Other accounts payable	(104)	(14,951)	(78)	(10)	(3)
Debt	(705)	—	—	—	—

Net exposure	2,034	(25,297)	(77)	(8)	2

24.	Financial Risk Management, Continued

(In millions)	December 31, 2016
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	20	268	—	2	—
Trade accounts and notes receivable	3,929	1,315	—	—	—
Non-trade receivable	90	4,222	1,312	—	3
Long-term non-trade receivable	2	—	—	—	—
Other assets denominated in foreign currencies	—	51	—	—	—
Trade accounts and notes payable	(1,442)	(14,940)	—	—	—
Other accounts payable	(120)	(7,161)	(1)	(12)	(1)
Debt	(951)	—	—	—	—

Net exposure	1,528	(16,245)	1,311	(10)	2

Average exchange rates applied for the six-month periods ended June 30, 2017 and 2016 and the exchange rates at June 30, 2017 and December 31, 2016 are as follows:

(In won)	Average rate			Reporting date spot rate
	2017		2016	June 30, 2017		December 31, 2016
USD	~~W~~	1,141.76	1,161.71	~~W~~	1,139.60	1,208.50
JPY		10.16	10.74		10.18	10.37
CNY		166.41	177.67		167.79	173.26
PLN		289.34	300.60		307.37	287.62
EUR		1,235.32	1,312.53		1,303.99	1,267.60

24.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in foreign currency as of June 30, 2017 and December 31, 2016, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible as of the end of reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	June 30, 2017			December 31, 2016
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	87,850	87,850	69,986	69,986
JPY (5 percent weakening)		(9,756)	(9,756)	(6,383)	(6,383)
CNY (5 percent weakening)		(490)	(490)	8,609	8,609
PLN (5 percent weakening)		(93)	(93)	(109)	(109)
EUR (5 percent weakening)		99	99	96	96

A stronger won against the above currencies as of June 30, 2017 and December 31, 2016 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

24.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s debentures and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in the interest rate and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of June 30, 2017 and December 31, 2016 is as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Fixed rate instruments
Financial assets	~~W~~	1,228,793	1,336,141
Financial liabilities		(2,522,784)	(2,203,378)

	~~W~~	(1,293,991)	(867,237)

Variable rate instruments
Financial liabilities	~~W~~	(1,303,445)	(1,649,334)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of June 30, 2017 and December 31, 2016, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for each 12-month period following the reporting dates. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
June 30, 2017
Variable rate instruments(*)	~~W~~	(7,227)	7,227	(7,227)	7,227
December 31, 2016
Variable rate instruments(*)	~~W~~	(9,849)	9,849	(9,849)	9,849

(*)	Financial instruments subject to interest rate swap not qualified for hedging are excluded.

24.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the demographics of the Company’s customer base, including the default risk of the country in which customers operate, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

The Company does not establish allowances for receivables under insurance or receivables from customers with a high credit rating. For the rest of the receivables, the Company establishes an allowance for impairment of trade and other receivables that have been individually or collectively evaluated for impairment and estimated on the basis of historical loss experience for assets.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Cash and cash equivalents	~~W~~	251,434	259,467
Deposits in banks		977,212	1,076,533
Trade accounts and notes receivable, net		4,804,592	5,128,925
Non-trade receivable, net		77,574	395,534
Accrued income		6,640	8,210
Available-for-sale financial assets		159	154
Financial assets at fair value through profit or loss		1,382	1,382
Deposits		14,142	13,422
Short-term loans		14,848	7,696
Long-term loans		19,879	29,562
Long-term non-trade receivable		16,625	2,331
Derivatives		307	244

	~~W~~	6,184,794	6,923,460

In addition to the financial assets above, as of June 30, 2017, the Company provides payment guarantees of ~~W~~307,692 million, for its subsidiaries.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales and investing activities. Trade accounts and notes receivables are insured in order to manage credit risk and uninsured trade accounts and notes receivables are managed in accordance with the Company’s management policy.

24.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as external long-term borrowings and offerings of debt securities, equity-linked and other debt securities. In addition, the Company maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of June 30, 2017.

(In millions of won)			Contractual cash flows
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Unsecured bank loans	~~W~~	1,825,678	1,907,428	19,717	19,713	1,406,220	415,762	46,016
Unsecured bond issues		2,000,551	2,120,070	214,740	410,656	407,211	1,087,463	—
Trade accounts and notes payable		2,186,342	2,186,342	2,186,342	—	—	—	—
Other accounts payable		1,966,878	1,966,878	1,964,218	2,660	—	—	—
Long-term other accounts payable		1,166	1,330	—	—	1,330	—	—
Payment guarantee(*)		—	307,692	—	—	26,298	281,394	—
Derivative financial liabilities		280	281	223	62	(4)	—	—

	~~W~~	7,980,895	8,490,021	4,385,240	433,091	1,841,055	1,784,619	46,016

(*)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payments.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

24.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	June 30, 2017		December 31, 2016
Total liabilities	~~W~~	9,733,945	9,577,303
Total equity		13,042,196	12,235,447
Cash and deposits in banks (*1)		1,228,634	1,335,987
Borrowings (including bonds)		3,826,229	3,852,712
Total liabilities to equity ratio		75%	78%
Net borrowings to equity ratio (*2)		20%	21%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposit in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds) less cash and current deposits in banks by total equity.

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current Assets and Liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

ii)	Trade Receivables and Other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

iii)	Investments in Equity and Debt Securities

The fair value of marketable available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

iv)	Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

24.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position, are as follows:

(In millions of won)	June 30, 2017				December 31, 2016
	Carrying amounts		Fair values		Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	~~W~~	159	159		154	154
Financial assets at fair value through profit or loss		1,382	1,382		1,382	1,382
Derivatives		307	307		244	244
Assets carried at amortized cost
Cash and cash equivalents	~~W~~	251,434	(*	)	259,467	(*	)
Deposits in banks		977,212	(*	)	1,076,533	(*	)
Trade accounts and notes receivable		4,804,592	(*	)	5,128,925	(*	)
Non-trade receivable		77,574	(*	)	395.534	(*	)
Accrued income		6,640	(*	)	8,210	(*	)
Deposits		14,142	(*	)	13,422	(*	)
Short-term loans		14,848	(*	)	7,696	(*	)
Long-term loans		19,879	(*	)	29,562	(*	)
Long-term non-trade receivable		16,625	(*	)	2,331	(*	)
Liabilities carried at fair value
Derivatives	~~W~~	280	280		472	472
Liabilities carried at amortized cost
Unsecured bank loans	~~W~~	1,825,678	1,830,936		1,971,894	1,975,284
Unsecured bond issues		2,000,551	2,019,493		1,880,818	1,903,863
Trade accounts and notes payable		2,186,342	(*	)	2,738,383	(*	)
Other accounts payable		1,966,878	1,967,367		1,921,141	1,921,562
Long-term other accounts payable		1,166	1,305		3,528	3,891

(*)	Excluded from disclosures as the carrying amount approximates fair value.

The basis for determining fair values above by the Company is consistent with those disclosed in the financial statements as of and for the year ended December 31, 2016.

24.	Financial Risk Management, Continued

(iii)	Financial Instruments measured at cost

Available-for-sale financial assets measured at cost as of June 30, 2017 and December 31, 2016 is as follows:

(In millions of won)
	June 30, 2017		December 31, 2016
Intellectual Discovery Co., Ltd.	~~W~~	729	729
Kyulux Inc.		1,968	3,266
Henghao Technology Co., Ltd.		1,559	1,559

	~~W~~	4,256	5,554

Available-for-sale-financial assets consist of investments in equity securities and the fair value of some investments in equity securities are measured at cost because the range of reasonable fair value measurements is significant and the probabilities of the various estimates cannot be reasonably assessed since there is not a quoted price in an active market for an identical instruments.

(iv)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value based on the input variables used in the valuation method to measure fair value of assets and liabilities. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

24.	Financial Risk Management, Continued

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	Level 1		Level 2	Level 3	Total
June 30, 2017
Assets
Available-for-sale financial assets	~~W~~	159	—	—	159
Financial assets at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	307	307
Liabilities
Derivatives		—	—	280	280

(In millions of won)	Level 1		Level 2	Level 3	Total
December 31, 2016
Assets
Available-for-sale financial assets	~~W~~	154	—	—	154
Financial assets at fair value through profit or loss		—	—	1,382	1,382
Derivatives		—	—	244	244
Liabilities
Derivatives		—	—	472	472

24.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)	June 30, 2017				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,830,936	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	2,019,493	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,967,455	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	1,305	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2016				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Unsecured bank loans	~~W~~	—	—	1,975,284	Discounted cash flow	Discount rate
Unsecured bond issues		—	—	1,903,863	Discounted cash flow	Discount rate
Other accounts payable		—	—	1,921,562	Discounted cash flow	Discount rate
Long-term other accounts payable		—	—	3,891	Discounted cash flow	Discount rate

iv)	The interest rates applied for determination of the above fair value as of June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016
Debentures, loans and others	1.29~2.69%	1.48~2.68%

25.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the period ended June 30, 2017 are as follows:

(In millions of won)
				Non-cash transactions
	January 1, 2017		Cash flows from financing activities	Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	June 30, 2017
Short-term borrowings	~~W~~	113,209	(113,209)	—	—	—	—
Current portion of long-term debt		554,526	(364,431)	389,847	—	283	580,225
Long-term borrowings		1,673,915	200,000	(338)	(48,575)	—	1,825,002
Bonds		1,511,062	298,780	(389,509)	—	669	1,421,002

	~~W~~	3,852,712	21,140	—	(48,575)	952	3,826,229

26.	Related Parties and Others

(a)	Related parties

Related parties as of June 30, 2017 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others
Associates(*)	Paju Electric Glass Co., Ltd. and others
Subsidiaries of Associates	AVATEC Electronics Yantai Co., Ltd. and others
Entity that has significant influence over the Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in note 8.

Related parties that have transactions such as sales or balance of trade accounts and notes receivable and payable with the Company excluding subsidiaries and associates as of June 30, 2017 and December 31, 2016 are as follows:

Classification	June 30, 2017	December 31, 2016

Subsidiaries of associates	—	New Optics USA, Inc.
	—	NEWOPTIX RS. SA DE CV

Entity that has significant influence over the Company	LG Electronics Inc.	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company Subsidiaries of the	Hiplaza Co., Ltd.	Hiplaza Co., Ltd.
	Hi Entech Co., Ltd.	Hi Entech Co., Ltd.
	LG Hitachi Water Solutions Co., Ltd.	LG Hitachi Water Solutions Co., Ltd.
	LG Innotek Co., Ltd.	LG Innotek Co., Ltd.
	Hanuri Co., Ltd.	Hanuri Co., Ltd.
	Hi M Solutek	Hi M Solutek
	Inspur LG Digital Mobile Communications Co., Ltd.	Inspur LG Digital Mobile Communications Co., Ltd.
	Qingdao LG Inspur Digital Communication Co., Ltd.	Qingdao LG Inspur Digital Communication Co., Ltd.
	LG Electronics Mlawa Sp. z o.o.	LG Electronics Mlawa Sp. z o.o.
	—	LG Electronics U.S.A., Inc.
	LG Electronics Vietnam Haiphong Co., Ltd.	LG Electronics Vietnam Haiphong Co., Ltd.
	—	LG Electronics Thailand Co., Ltd.
	LG Electronics RUS, LLC	LG Electronics RUS, LLC
	LG Electronics Nanjing New Technology co.,LTD	LG Electronics Nanjing New Technology co.,LTD
	LG Electronics India Pvt. Ltd.	LG Electronics India Pvt. Ltd.
	LG Electronics do Brasil Ltda.	LG Electronics do Brasil Ltda.

26.	Related Parties and Others, Continued

(a)	Related parties, Continued

Classification	June 30, 2017	December 31, 2016

	LG Electronics Alabama Inc.	—
	LG Electronics Singapore PTE LTD.	LG Electronics Singapore PTE LTD.
	LG Electronics Japan, Inc.	LG Electronics Japan, Inc.
	P.T. LG Electronics Indonesia	P.T. LG Electronics Indonesia
	LG Electronics Almaty Kazakhstan	LG Electronics Almaty Kazakhstan
	LG Electronics S.A. (Pty) Ltd.	LG Electronics S.A. (Pty) Ltd.
	LG Electronics Mexicalli S.A.DE C.V.	LG Electronics Mexicalli S.A.DE C.V.
	LG Electronics Reynosa S.A. DE C.V.	LG Electronics Reynosa S.A. DE C.V.
	LG Electronics Taiwan Taipei Co., Ltd.	LG Electronics Taiwan Taipei Co., Ltd.
	—	LG Electronics Shenyang Inc.
	LG Electronics Egypt S.A.E	LG Electronics Egypt S.A.E
	—	LG Electronics Wroclaw Sp.z o.o
	PT.LG Electronics Service Indonesia	—
	LG Electronics Ticaret A.S.	—

26.	Related Parties and Others, Continued

(b)	Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month period ended June 30, 2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,265,818	—	—	—	—	7
LG Display Japan Co., Ltd.		712,104	—	—	—	—	28
LG Display Germany GmbH		404,193	—	—	—	—	—
LG Display Taiwan Co., Ltd.		446,068	—	—	—	—	99
LG Display Nanjing Co., Ltd.		7,413	—	—	—	132,190	—
LG Display Shanghai Co., Ltd.		352,300	—	—	—	—	133
LG Display Poland Sp. z o.o.		77	—	—	—	8,978	2
LG Display Guangzhou Co., Ltd.		6,315	—	1,893	—	559,293	2,285
LG Display Shenzhen Co., Ltd.		444,723	—	—	—	—	—
LG Display Yantai Co., Ltd.		10,771	—	4,687	—	392,785	4,563
LG Display (China) Co., Ltd.		204	—	408,576	—	—	—
LG Display Singapore Pte LTD.		249,235	—	—	—	—	643
L&T Display Technology (Fujian) Limited		131,869	—	3	—	—	470
Nanumnuri Co., Ltd.		24	—	—	—	—	4,282
Global OLED Technology LLC		—	—	—	—	—	1,500
LG Display Guangzhou Trading Co., Ltd.		192,044	—	—	—	—	180
LG Display Vietnam Haiphong Co., Ltd.		2,206	—	—	—	—	—
Suzhou Lehui Display Co., Ltd.		59,068	—	—	—	—	—

	~~W~~	5,284,432	—	415,159	—	1,093,246	14,192

26.	Related Parties and Others, Continued

(In millions of won)	For the three-month period ended June 30, 2017
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	—	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	12
INVENIA Co., Ltd.		10	—	159	16,148	—	37
AVATEC Co., Ltd.		—	—	—	—	21,398	247
Paju Electric Glass Co., Ltd.		—	—	96,031	—	—	1,096
Narenanotech Corporation(*)		—	—	53	1,798	—	8
YAS Co., Ltd.		—	—	900	25,070	—	1,090

	~~W~~	10	—	97,143	43,016	21,398	2,490

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	374,859	—	8,910	182,690	—	23,799
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	15,943	—	—	—	—	24
LG Electronics Vietnam Haiphong Co., Ltd.		46,767	—	—	—	—	87
LG Electronics Reynosa S.A. DE C.V.		5,197	—	—	—	—	515
LG Electronics Almaty Kazakhstan		3,236	—	—	—	—	12
LG Electronics S.A. (Pty) Ltd.		4,351	—	—	—	—	11
LG Electronics Mexicalli S.A.DE C.V.		2,853	—	—	—	—	18
LG Electronics RUS, LLC		1,746	—	—	—	—	165

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2017
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	2,239	—	46,953	—	—	675
LG Hitachi Water Solutions Co., Ltd.		—	—	—	46,094	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		28,421	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		18,622	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	6,398
Others		500	—	—	—	—	1,515

	~~W~~	129,875	—	46,953	46,094	—	9,420

	~~W~~	5,789,176	—	568,165	271,800	1,114,644	49,901

(*)	Represents transactions occurred prior to disposal of the entire investments.

26.	Related Parties and Others, Continued

(In millions of won)
	For the six-month period ended June 30, 2017
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	5,037,675	—	—	—	—	7
LG Display Japan Co., Ltd.		1,276,165	—	—	—	—	40
LG Display Germany GmbH		925,482	—	—	—	—	6,313
LG Display Taiwan Co., Ltd.		856,116	—	—	—	—	450
LG Display Nanjing Co., Ltd.		10,922	—	—	—	248,853	—
LG Display Shanghai Co., Ltd.		687,535	—	—	—	—	158
LG Display Poland Sp. z o.o.		1,823	—	—	—	17,386	33
LG Display Guangzhou Co., Ltd.		24,751	—	3,724	—	1,158,746	5,088
LG Display Shenzhen Co., Ltd.		872,707	—	—	—	—	1
LG Display Yantai Co., Ltd.		17,063	—	9,281	—	921,441	13,662
LG Display (China) Co., Ltd.		12,027	—	624,682	—	—	—
LG Display Singapore Pte LTD.		542,647	—	—	—	—	646
L&T Display Technology (Fujian) Limited		235,068	—	15	—	—	765
Nanumnuri Co., Ltd.		48	—	—	—	—	8,902
Global OLED Technology LLC		—	—	—	—	—	2,977
LG Display Guangzhou Trading Co., Ltd.		332,199	—	—	—	—	180
LG Display Vietnam Haiphong Co., Ltd.		2,318	—	—	—	—	—
Suzhou Lehui Display Co., Ltd.		110,282	—	—	—	—	—

	~~W~~	10,944,828	—	637,702	—	2,346,426	39,222

26.	Related Parties and Others, Continued

(In millions of won)
	For the six-month period ended June 30, 2017
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	1	—	—	—	4	6
WooRee E&L Co., Ltd.		—	—	—	—	—	88
INVENIA Co., Ltd.		10	—	613	18,906	—	148
AVATEC Co., Ltd.		—	530	—	—	41,214	498
Paju Electric Glass Co., Ltd.		—	8,109	194,794	—	—	2,193
Narenanotech Corporation		—	—	279	12,251	—	177
YAS Co., Ltd.		—	—	1,729	44,278	—	1,482

	~~W~~	11	8,639	197,415	75,435	41,218	4,592

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	847,564	—	15,956	369,036	—	58,852
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	38,219	—	—	—	—	53
LG Electronics Vietnam Haiphong Co., Ltd.		99,723	—	—	—	—	124
LG Electronics Reynosa S.A. DE C.V.		41,998	—	—	—	—	840
LG Electronics Almaty Kazakhstan		7,279	—	—	—	—	12
LG Electronics S.A. (Pty) Ltd.		9,533	—	—	—	—	14
LG Electronics Mexicalli S.A.DE C.V.		17,927	—	—	—	—	69
LG Electronics RUS, LLC		3,029	—	—	—	—	451

26.	Related Parties and Others, Continued

(In millions of won)
	For the six-month period ended June 30, 2017
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	6,513	—	88,071	—	—	3,818
LG Hitachi Water Solutions Co., Ltd.		—	—	—	72,992	—	—
Inspur LG Digital Mobile Communications Co., Ltd.		67,965	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		34,256	—	—	—	—	—
Hi Entech Co., Ltd.		—	—	—	—	—	13,380
Others		1,205	—	3	—	—	3,228

	~~W~~	327,647	—	88,074	72,992	—	21,989

	~~W~~	12,120,050	8,639	939,147	517,463	2,387,644	124,655

(*)	Represents transactions occurred prior to disposal of the entire investments.

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,076,948	—	—	—	—	13
LG Display Japan Co., Ltd.		455,246	—	—	—	—	4
LG Display Germany GmbH		352,387	—	—	—	—	1,514
LG Display Taiwan Co., Ltd.		374,919	—	—	—	—	171
LG Display Nanjing Co., Ltd.		7,297	—	—	67	110,081	1
LG Display Shanghai Co., Ltd.		384,910	—	—	—	—	67
LG Display Poland Sp. z o.o.		71	—	—	—	11,419	38
LG Display Guangzhou Co., Ltd.		5,970	—	1,721	—	413,259	2,603
LG Display Shenzhen Co., Ltd.		518,066	—	—	—	—	3
LG Display Yantai Co., Ltd.		8,905	—	7,819	—	419,789	10,441
LG Display (China) Co., Ltd.		13	—	172,575	—	—	—
LG Display Singapore Pte. Ltd.		220,321	—	—	—	—	2
L&T Display Technology (Fujian) Limited		126,418	—	—	—	—	347
Nanumnuri Co., Ltd.		13	—	—	—	—	2,321
Global OLED Technology LLC		—	—	—	—	—	1,659
LG Display Guangzhou Trading Co., Ltd.		58,564	—	—	—	—	—

	~~W~~	4,590,048	—	182,115	67	954,548	19,184

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	38,003	29,901	—	—	—	357
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	14,589	—	1,993	33
New Optics USA,Inc.		—	—	—	—	236	—
NEWOPTIX RS. SA DE CV		11	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	—
INVENIA Co., Ltd.		—	—	168	4,238	—	120
TLI Inc.		—	—	17,029	—	—	987
AVACO Co., Ltd.		—	—	150	1,495	—	358
AVATEC Co., Ltd.		—	—	—	—	11,472	198
Paju Electric Glass Co., Ltd.		—	—	115,403	—	—	943
LB Gemini New Growth Fund No.16		—	6,240	—	—	—	—
Narenanotech Corporation		—	—	82	6,001	—	104
ADP System Co., Ltd.		—	—	—	1	—	—
YAS Co., Ltd.		—	—	456	1,804	—	282

	~~W~~	11	6,240	147,877	13,539	13,701	3,025

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	391,113	—	6,682	98,769	—	25,550

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	8,296	—	—	—	—	9
LG Electronics Vietnam Haiphong Co., Ltd.		29,722	—	—	—	—	18
LG Electronics Reynosa S.A. DE C.V.		12,889	—	—	—	—	257
LG Electronics do Brasil Ltda.		2,581	—	—	—	—	3
LG Electronics Kazakhstan		714	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd.		3,492	—	—	—	—	16
LG Electronics Mexicalli S.A.DE C.V.		2,905	—	—	—	—	—
LG Innotek Co., Ltd.		2,561	—	49,412	—	—	1,443
LG Hitachi Water Solutions Co., Ltd.		—	—	—	20,519	—	—
Inspur LG Digital Mobile Communication Co.,Ltd		75,971	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		11,651	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	5,763
Others		1,227	—	—	—	—	790

	~~W~~	152,009	—	49,412	20,519	—	8,299

	~~W~~	5,171,184	36,141	386,086	132,894	968,249	56,415

26.	Related Parties and Others, Continued

(In millions of won)
	For the six-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	4,472,308	—	—	—	—	170
LG Display Japan Co., Ltd.		818,824	—	—	—	—	19
LG Display Germany GmbH		787,472	—	—	—	—	1,892
LG Display Taiwan Co., Ltd.		713,388	—	—	—	—	532
LG Display Nanjing Co., Ltd.		26,095	—	—	67	227,302	1
LG Display Shanghai Co., Ltd.		666,195	—	—	—	—	75
LG Display Poland Sp. z o.o.		221	—	—	—	24,811	50
LG Display Guangzhou Co., Ltd.		19,250	—	3,275	—	870,282	4,988
LG Display Shenzhen Co., Ltd.		910,055	—	—	—	—	5
LG Display Yantai Co., Ltd.		14,078	—	15,092	—	854,033	12,800
LG Display (China) Co., Ltd.		956	18,119	288,046	—	—	—
LG Display Singapore Pte. Ltd.		442,152	—	—	—	—	2
L&T Display Technology (Fujian) Limited		247,239	—	9	—	—	348
Nanumnuri Co., Ltd.		26	—	—	—	—	5,086
Global OLED Technology LLC		—	—	—	—	—	3,085
LG Display Guangzhou Trading Co., Ltd.		131,702	—	—	—	—	—

	~~W~~	9,249,961	18,119	306,422	67	1,976,428	29,053

26.	Related Parties and Others, Continued

(In millions of won)
	For the six-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Joint Venture
Suzhou Raken Technology Co., Ltd.	~~W~~	59,386	29,901	—	—	—	543
Associates and their subsidiaries
New Optics Ltd.	~~W~~	—	—	28,022	—	3,855	87
New Optics USA, Inc.		—	—	—	—	502	—
NEWOPTIX RS. SA DE CV		11	—	—	—	—	—
WooRee E&L Co., Ltd.		—	—	—	—	—	32
INVENIA Co., Ltd.		44	—	306	10,409	—	143
TLI Inc.		—	101	34,207	—	—	1,591
AVACO Co., Ltd.		—	128	683	4,758	—	830
AVATEC Co., Ltd.		—	265	—	—	33,223	639
Paju Electric Glass Co., Ltd.		—	21,030	221,638	—	—	1,451
LB Gemini New Growth Fund No.16		—	7,598	—	—	—	—
Narenanotech Corporation		17	—	237	7,136	—	176
ADP System Co., Ltd.		—	—	—	14	—	—
YAS Co., Ltd.		44	—	824	25,006	—	539

	~~W~~	116	29,122	285,917	47,323	37,580	5,488

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	856,857	—	10,251	149,079	—	34,434

26.	Related Parties and Others, Continued

(In millions of won)	For the six-month period ended June 30, 2016
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	40,562	—	—	—	—	13
LG Electronics Vietnam Haiphong Co., Ltd.		66,786	—	—	—	—	33
LG Electronics Reynosa S.A. DE C.V.		19,257	—	—	—	—	492
LG Electronics do Brasil Ltda.		3,980	—	—	—	—	76
LG Electronics Kazakhstan		6,314	—	—	—	—	—
LG Electronics S.A. (Pty) Ltd.		7,770	—	—	—	—	16
LG Electronics Mexicalli S.A.DE C.V.		6,123	—	—	—	—	—
LG Innotek Co., Ltd.		4,571	—	108,008	—	—	4,558
LG-Hitachi Water Solutions		—	—	—	26,329	—	—
Inspur LG Digital Mobile Communication Co., Ltd		140,180	—	—	—	—	—
Qingdao LG Inspur Digital Communication Co., Ltd.		27,683	—	—	—	—	—
HiEntech Co., Ltd.		—	—	—	—	—	12,552
Others		2,093	—	1	—	—	2,671

	~~W~~	325,319	—	108,009	26,329	—	20,411

	~~W~~	10,491,639	77,142	710,599	222,798	2,014,008	89,929

26.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of June 30, 2017 and December 31, 2016 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2017		December 31, 2016	June 30, 2017	December 31, 2016
Subsidiaries
LG Display America, Inc.	~~W~~	1,672,730	1,931,420	7	—
LG Display Japan Co., Ltd.		377,156	254,322	3	—
LG Display Germany GmbH		371,354	606,323	—	477
LG Display Taiwan Co., Ltd.		466,259	589,400	19	—
LG Display Nanjing Co., Ltd.		3,563	19,610	62,734	40,201
LG Display Shanghai Co., Ltd.		229,232	317,386	16	3
LG Display Poland Sp. z o.o.		64	1,775	6,316	6,972
LG Display Guangzhou Co., Ltd.		1,252	141,946	184,762	259,962
LG Display Guangzhou Trading Co., Ltd.		193,528	110,817	107	—
LG Display Shenzhen Co., Ltd.		169,846	244,500	—	6
LG Display Yantai Co., Ltd.		7,304	68,405	114,030	455,597
LG Display (China) Co., Ltd		2,454	2,793	183,973	51,389
LG Display Singapore Pte. Ltd.		255,798	286,265	—	1
L&T Display Technology (Fujian) Limited		93,154	83,074	203,058	211,092
Nanumnuri Co., Ltd.		—	—	1,552	1,538
LG Display Vietnam Haiphong Co., Ltd.		4,396	—	—	—
Suzhou Lehui Display Co., Ltd.		37,367	31,445	31,270	37,593

	~~W~~	3,885,457	4,689,481	787,847	1,064,831

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2017		December 31, 2016	June 30, 2017	December 31, 2016
Associates and their subsidiaries
New Optics Ltd.(*)	~~W~~	—	1,000	—	8,616
INVENIA Co., Ltd.		625	833	7,404	6,436
WooRee E&L Co., Ltd.		—	—	12	—
AVATEC Co., Ltd.		—	—	5,696	5,190
Paju Electric Glass Co., Ltd.		—	—	67,187	71,685
Narenanotech Corporation		—	300	—	2,812
YAS Co., Ltd.		625	833	30,005	3,531

	~~W~~	1,250	2,966	110,304	98,270

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	401,854	355,826	193,849	153,195

26.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	June 30, 2017		December 31, 2016	June 30, 2017	December 31, 2016
Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	407	1,070	50,741	47,286
LG Hitachi Water Solutions Co., Ltd.		—	—	55,192	100,193
Hi Entech Co., Ltd.		—	—	4,201	4,080
Inspur LG Digital Mobile Communications Co., Ltd.		28,636	46,091	—	5
LG Electronics Reynosa S.A. DE C.V.		153	10,292	218	259
LG Electronics India Pvt. Ltd.		9,266	4,651	—	—
LG Electronics Vietnam Haiphong Co., Ltd.		28,413	35,121	—	—
LG Electronics S.A. (Pty) Ltd.		4,076	5,941	1	3
Qingdao LG Inspur Digital Communication Co., Ltd.		12,730	5,016	—	—
Others		7,070	9,301	1,552	1,744

	~~W~~	90,751	117,483	111,905	153,570

	~~W~~	4,379,312	5,165,756	1,203,905	1,469,866

(*)	Excluded from related parties due to disposal of equity investments during the six-month period ended June 30, 2017.

26.	Related Parties and Others, Continued

(d)	Details of significant cash transactions such as loans and collection of loans, which occurred in the normal course of business with related parties for the six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	2017			2016
Associates	Loans		Collection of loans	Loans	Collection of loans
INVENIA Co., Ltd.	~~W~~	—	208	—	—
YAS Co., Ltd.		—	208	—	—

	~~W~~	—	416	—	—

26.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries, which are included in LG Group, one of conglomerates according to the Monopoly Regulation and Fair Trade Act for the three-month and six-month periods ended June 30, 2017 and 2016 and as of June 30, 2017 and December 31, 2016 are as follows. These entities are not affiliates according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended June 30, 2017			For the six-month period ended June 30, 2017		June 30, 2017
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	—	206,687	—	412,199	4	103,607
Serveone Co., Ltd.		134	307,101	249	584,630	20,249	332,683
Serveone (Nanjing).Co., Ltd.		—	3,489	—	7,327	—	3,558
Silicon Works Co., Ltd.		—	138,450	—	285,467	—	—
LG CNS Co., Ltd.		102	42,290	139	61,225	—	34,323
LG CNS China Inc.		—	83	—	153	—	18
BizTech Partners Co.,Ltd.		—	415	—	828	—	—
LG N-Sys Inc.		—	4,048	—	6,813	—	6,938
LG Hausys, Ltd.		418	—	836	44	153	48
LG International Corp.		5,426	2,552	9,241	5,046	10,076	1,227
LG International (America) Inc.		7,118	28,835	12,265	65,665	6,225	18,560
LG International (Japan) Ltd.		—	289,527	—	490,255	493	182,244
LG International (Singapore) Pte. Ltd.		134,185	69	256,124	143	95,433	29
LG International (Deutschland) GmbH		—	11,694	—	20,373	—	5,423
Pantos Logistics Co., Ltd.		10	22,910	24	47,323	—	8,220
Pantos Logistics (Shanghai) Co., Ltd.		—	3,711	—	8,141	—	1,546

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2017			For the six-month period ended June 30, 2017		June 30, 2017
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
Pantos Logistics Poland	~~W~~	—	225	—	418	—	88
Pantos Logistics (China) Co., Ltd.		—	113	—	119	—	114
Hi Logistics China Co., Ltd.		—	685	—	685	—	144
LG Management Development Institute		—	2,361	—	4,370	3,480	417
GIIR Inc.		—	6	—	108	—	7
GIIR America, Inc.		—	1,527	—	1,527	—	1,524
GIIR UK Limited		—	2,356	—	2,356	—	2,432
GIIR Germany GmbH		—	1,785	—	1,785	—	1,884
HS Ad Inc.		—	984	—	1,712	—	1,208
LG Corp.		—	15,259	—	30,958	4,700	1,362
Lusem Co., Ltd.		3	132	8	631	1	59
LG Uplus Corp		47	132	98	317	—	—
Others		8	155	23	217	407	144,344

	~~W~~	147,451	1,087,581	279,007	2,040,835	141,221	852,007

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2016			For the six-month period ended June 30, 2016		December 31, 2016
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Chem Ltd.	~~W~~	—	238,991	13	491,942	30	98,185
LG Household & Health Care, Ltd.		418	56	860	618	—	—
Coca·Cola Beverage Company		—	170	—	224	—	62
Serveone Co., Ltd.		133	240,781	265	417,972	19,626	377,967
Serveone (Nanjing).Co., Ltd.		—	3,058	—	7,679	—	3,183
Silicon Works Co., Ltd.		—	144,138	—	296,120	13	106,313
Hi Logistics Co., Ltd.		10	6,690	20	14,196	—	—
Hi Logistics Europe B.V.		—	332	—	569	—	—
LG CNS Co., Ltd.		250	30,397	417	50,631	—	87,574
LG CNS China Inc.		—	412	—	526	—	72
LG N-Sys Inc.		—	3,102	—	4,363	—	9,259
LG SPORTS Ltd.		—	—	—	—	—	165
LG International Corp.		2,810	2,206	2,874	5,093	16,951	1,114
LG International (America) Inc.		5,990	2,041	12,864	4,246	3,587	20,449
LG International (Japan) Ltd.		—	92,549	—	187,950	3,054	121,790
LG International (HongKong) Ltd.		—	157	—	157	—	—
LG International (Singapore) Pte. Ltd.		110,716	570	264,894	1,190	31,071	—
LG International (Deutschland) GmbH		—	895	—	895	—	4,935
Pantos Logistics Co., Ltd.		—	13,512	—	26,977	—	8,183
Pantos Logistics (Shanghai) Co., Ltd.		—	3,843	—	7,912	—	1,819
Pantos Logistics Poland		—	48	—	210	—	110
LG Management Development Institute		—	2,548	—	4,431	3,480	376

26.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended June 30, 2016			For the six-month period ended June 30, 2016		December 31, 2016
	Sales and others		Purchase and others	Sales and others	Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
GIIR Inc.	~~W~~	—	104	—	104	—	—
HS Ad Inc.		—	635	—	1,168	—	1,465
LG Corp.		—	13,204	—	26,631	7,937	—
Lusem Co., Ltd.		3	401	8	1,310	1	309
LG Uplus Corp		77	79	77	213	—	22
Others		5	87	15	121	2	141

	~~W~~	120,412	801,006	282,307	1,553,448	85,752	843,493

26.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month and six-month periods ended June 30, 2017 and 2016 are as follows:

(In millions of won)
	For the three-month periods ended June 30			For the six-month periods ended June 30
	2017		2016	2017	2016
Short-term benefits	~~W~~	691	818	2,008	1,532
Expenses related to the defined benefit plan		204	203	297	711

	~~W~~	895	1,021	2,305	2,243

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: August 14, 2017	By:	/s/ Heeyeon Kim
(Signature)

	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President